                                                FILED PURSUANT TO RULE 424(b)(3)
                                                REGISTRATION NO. 333-49777

THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT DELIVER THESE SECURITIES UNTIL A FINAL PROSPECTUS SUPPLEMENT IS DELIVERED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT OFFERS TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS SUPPLEMENT Issued February 12, 1999 (Subject to Completion) (To Prospectus dated June 4, 1998)

                                  $400,000,000

                            Meritor Automotive, Inc.
                                    % NOTES DUE

                            ------------------------

              Interest payable on               and

                            ------------------------

MERITOR AUTOMOTIVE, INC. MAY REDEEM THE NOTES, IN WHOLE OR IN PART, AT ANY TIME
                                     PRIOR
   TO MATURITY AT REDEMPTION PRICES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT.

                            ------------------------

                   PRICE      % AND ACCRUED INTEREST, IF ANY

                            ------------------------

                                                                      UNDERWRITING
                                                 PRICE TO            DISCOUNTS AND           PROCEEDS TO
                                                  PUBLIC              COMMISSIONS              COMPANY
                                                 --------            -------------           -----------
Per note.................................           %                      %                      %
Total....................................           $                      $                      $

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the notes to purchasers on
            , 1999.

                            ------------------------

MORGAN STANLEY DEAN WITTER

             BEAR, STEARNS & CO. INC.

                           J.P. MORGAN & CO.

                                       SALOMON SMITH BARNEY

                                                 WARBURG DILLON READ
DEUTSCHE BANK SECURITIES

                          FIRST CHICAGO CAPITAL MARKETS, INC., a BANKONE Company

                                                          SCOTIA CAPITAL MARKETS

February   , 1999

     You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this Prospectus Supplement and the accompanying Prospectus is accurate as of the date on the front of the documents only. Our business, financial condition, results of operations and prospects may have changed since that date.
                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
Forward-Looking Statements..................................   S-2
Use of Proceeds.............................................   S-3
Pro Forma Capitalization....................................   S-3
The Company.................................................   S-4
Selected Financial Data.....................................  S-14
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................  S-16
Ratio of Earnings to Fixed Charges..........................  S-25
Description of the Notes....................................  S-25
Underwriting................................................  S-29
                            PROSPECTUS
Available Information.......................................     2
Documents Incorporated by Reference.........................     2
The Company.................................................     3
Use of Proceeds.............................................     3
Ratio of Earnings to Fixed Charges..........................     3
Description of the Debt Securities..........................     4
Plan of Distribution........................................    14
Experts.....................................................    15
Legal Matters...............................................    16

                           FORWARD-LOOKING STATEMENTS

     This Prospectus Supplement contains statements relating to future results of the Company (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of various risks and uncertainties, including but not limited to global economic and market conditions; the demand for commercial, specialty and light vehicles for which the Company supplies products; risks inherent in operating abroad; original equipment manufacturer program delays; demand for and market acceptance of new and existing products; successful development of new products; reliance on major original equipment manufacturer customers; labor relations of the Company, its customers and suppliers; and competitive product and pricing pressures, as well as other risks and uncertainties, including those detailed herein and from time to time in other filings of the Company with the Securities and Exchange Commission. See also "The Company -- Customers; Sales and Marketing", "-- Competition", "-- Raw Materials and Supplies", "-- Acquisitions and Dispositions", "-- Seasonality; Cyclicality" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the      %
Notes due             (the "Notes") will be applied to repay (1) approximately
$300 million aggregate principal amount of borrowings under a bank credit agreement entered into in January 1999 to fund a recent acquisition (described below) and (2) approximately $100 million aggregate principal amount of borrowings under the Company's bank revolving credit facility, which were incurred primarily to fund payments to Rockwell International Corporation in connection with the Distribution (defined below). These borrowings bear interest at fluctuating rates which, on February 10, 1999, ranged from 5.15% to 6.22%. Pending application of the funds, the Company will use the net proceeds of the Notes for short-term investments.

                            PRO FORMA CAPITALIZATION

     The following table sets forth the capitalization of the Company as of December 31, 1998 and as adjusted to give effect to the sale of the Notes offered hereby and the application of the net proceeds therefrom as described under "Use of Proceeds". This table should be read in conjunction with "Use of Proceeds", "Selected Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes of the Company appearing elsewhere or incorporated by reference herein. The pro forma information may not reflect the cash, short-term debt and capitalization of the Company in the future.

                                                                    AS OF DECEMBER 31, 1998
                                                             --------------------------------------
                                                                            PRO FORMA      COMPANY
                                                             HISTORICAL    ADJUSTMENTS    PRO FORMA
                                                             ----------    -----------    ---------
Cash.......................................................     $ 88          $  --        $   88
                                                                ====          =====        ======
Short-term debt*...........................................       44             --            44
                                                                ====          =====        ======
Long-term debt:
     Bank revolving credit facility........................      486           (100)          386
     Other.................................................       61             --            61
     Notes.................................................       --            400           400
                                                                ----          -----        ------
Total long-term debt.......................................      547            300           847
Minority interests.........................................       33             --            33
Shareowners' equity:
     Common Stock..........................................       69             --            69
     Additional paid-in-capital............................      157             --           157
     Retained earnings.....................................      151             --           151
     Accumulated other comprehensive loss..................      (84)            --           (84)
                                                                ----          -----        ------
Total shareowners' equity..................................      293             --           293
                                                                ----          -----        ------
  Total capitalization.....................................     $873          $ 300        $1,173
                                                                ====          =====        ======

---------------
* In January 1999, the Company borrowed $300 million under a one-year $300 million unsecured term credit agreement. A portion of the proceeds from the sale of the Notes will be applied to repay these borrowings.

                                  THE COMPANY

     The Company, headquartered in Troy, Michigan, is a leading global supplier of a broad range of components and systems for use in commercial, specialty and light vehicles. The Company was incorporated in Delaware in May 1997 in connection with the September 30, 1997 distribution by Rockwell International Corporation, a Delaware corporation and Meritor's former parent company ("Rockwell"), to Rockwell shareowners on a pro rata basis of all of the issued and outstanding shares of the Company (the "Distribution"). In the Distribution, Rockwell shareowners received one share of Company Common Stock for every three shares of Rockwell Common Stock owned on September 17, 1997, the record date for the Distribution. Prior to the Distribution, Rockwell transferred substantially all of its operations, assets and liabilities related to the automotive businesses then owned and operated by Rockwell (the "Automotive Business") (including liabilities relating to former operations) to the Company or to subsidiaries of the Company. As used herein, the terms "Company" or "Meritor" include subsidiaries and predecessors unless the context indicates otherwise.

     References herein to the Company's being a leading supplier or the world's leading supplier, and other similar statements as to the Company's relative market position, are based principally on calculations made by the Company based on information collected by the Company, including Company and industry sales data obtained from internal and available external sources, as well as Company estimates. In addition to such quantitative data, the Company's statements are based on other competitive factors such as the Company's technological capabilities, its research and development efforts and innovations and the quality of its products and services, in each case relative to that of its competitors in its addressed markets.

     Meritor serves a broad range of original equipment manufacturer ("OEM") customers worldwide, including truck OEMs, light vehicle OEMs, semi-trailer producers and off-highway and specialty vehicle manufacturers. Its ten largest customers accounted for approximately 60% of total fiscal 1998 sales. The Company operated 46 manufacturing facilities around the world in fiscal 1998. Sales outside North America accounted for approximately 38% of total sales in fiscal 1998.

     The Company serves its customers worldwide through Heavy Vehicle Systems ("HVS") and Light Vehicle Systems ("LVS"). HVS, which had fiscal 1998 sales of approximately $2.36 billion, supplies drivetrain systems and components to OEMs as well as to the aftermarket, including axles, brakes, transmissions, clutches and drivelines, for heavy-duty and medium-duty trucks, trailers, off-highway equipment, buses and coaches, as well as other specialty and military vehicles. LVS, which had fiscal 1998 sales of approximately $1.48 billion, supplies electromechanical and other components and systems, including roof, door, access control, suspension and seat adjusting systems and wheel products for passenger cars, light trucks and sport utility vehicles.

     The Company conducted operations in the United States and in 14 foreign countries at September 30, 1998. Approximately 44% of Meritor's total assets and 38% of sales for the year ended September 30, 1998, were outside North America, primarily in France, the United Kingdom, Germany, Brazil and Italy.

     The Company's sales by product class for the three fiscal years ended September 30, 1998 were as follows:

                                                         FISCAL YEAR ENDED SEPTEMBER 30,
                                                         -------------------------------
                                                          1998        1997         1996
                                                         ------    -----------    ------
                                                                  (IN MILLIONS)
Heavy Vehicle Systems:*
  Truck and Trailer Products...........................  $1,759      $1,441       $1,360
  Off-Highway, Specialty and Military Vehicle
     Products..........................................     602         516          467
Light Vehicle Systems..................................   1,475       1,352        1,317
                                                         ------      ------       ------
          Total........................................  $3,836      $3,309       $3,144
                                                         ======      ======       ======

---------------
*HVS sales include aftermarket sales of $313 million in 1998, $290 million in 1997 and $261 million in 1996.

     The following tables depict HVS and LVS sales by product and geographic region for the fiscal year ended September 30, 1998:

                             1998 SALES BY PRODUCT

Heavy Vehicle Systems:
  Truck and Trailer Axles and Brakes........................   39%
  Off-Highway, Specialty and Military Vehicle Products......   16
  Transmissions, Clutches, Drivelines and Other.............    6
Light Vehicle Systems:
  Door Systems..............................................   13
  Roof Systems..............................................   10
  Access Control Systems....................................    5
  Suspension Systems........................................    5
  Wheel Products............................................    4
  Seat Adjusting Systems....................................    2
                                                              ---
          Total.............................................  100%
                                                              ===

                        1998 SALES BY GEOGRAPHIC REGION

                                                 HEAVY VEHICLE SYSTEMS   LIGHT VEHICLE SYSTEMS   COMBINED
                                                 ---------------------   ---------------------   --------
North America..................................            77%                     39%              62%
Europe.........................................            16                      48               29
South America..................................             5                       9                6
Asia/Pacific...................................             2                       4                3
                                                          ---                     ---              ---
          Total................................           100%                    100%             100%
                                                          ===                     ===              ===

     Meritor began operations separate from Rockwell on October 1, 1997 and, accordingly, does not have an operating history as an independent company prior to that date. The combined financial information included or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus as of and for periods prior to September 30, 1997 may not necessarily be indicative of the results of operations, financial position and cash flows of the Company had it been a separate, independent company during these periods. The consolidated financial statements for periods after September 30, 1997 are those of the Company and its subsidiaries.

INDUSTRY TRENDS

     The automotive industry is experiencing several significant trends that present opportunities and challenges to industry suppliers. These trends, which influence the Company's business strategies, include the globalization of OEMs and their suppliers, increased outsourcing by OEMs, increased demand for modules and systems by OEMs and the consolidation of suppliers worldwide.

     As OEMs expand geographically to access new markets, they are able to achieve significant cost savings and enhanced product quality and consistency by sourcing from the most capable, full-service global suppliers. OEMs and suppliers also have the opportunity to take advantage of economies of scale through global sourcing of components and systems and by designing platforms that can be used in different geographic markets, but still be adapted to local preferences.

     OEMs are responding to global competitive pressures to improve quality and reduce manufacturing costs and related capital investments by outsourcing products which they historically have engineered and manufactured internally. Outsourcing enables OEMs to focus on their core design, assembly and marketing capabilities. In markets addressed by LVS, this increased outsourcing trend has extended not only to components, but to entire modules and systems, requiring suppliers to provide a higher level of engineering, design, electromechanical and systems integration expertise in order to remain competitive. Increased outsourcing by light vehicle OEMs has produced higher overall per vehicle sales by independent suppliers. Such increased outsourcing can result in supplier sales growth independent of the overall automotive industry growth trend.

     OEMs also are reducing their total number of suppliers and are more frequently entering into supply arrangements with the most capable global suppliers. Increasingly, the criteria for selection include not only quality, cost and responsiveness, but also certain full-service capabilities, including design and engineering. This trend and the globalization trend described above have contributed to the consolidation of automotive suppliers into larger, more efficient and more capable companies.

BUSINESS STRATEGIES

     Meritor has developed leadership market positions as it has grown into a global supplier of a broad range of components and systems for use in commercial, specialty and light vehicles worldwide. Meritor seeks to enhance its leadership positions and capitalize on its existing customer, product and geographic strengths, as well as the industry trends described above, and to increase its sales, earnings and profitability by employing the following business strategies:

     Continuously Improve Core Business Processes. The Company is continuously seeking to improve its core business processes through investment in information technology and capital equipment, rationalization of production among facilities, deintegration of non-core processes, establishment of flexible assembly sites and simplification and increased commonality of products. The goal of these actions is to reduce product costs, improve product quality and lower required asset investment levels, which should result in reduced product development times and more flexibility to meet customer needs.

     Capitalize on Customer Outsourcing Activities. A significant growth strategy of the Company is to provide lower cost and higher quality products to customers in connection with their increasing outsourcing activities. Management believes truck and trailer OEMs in Europe will increasingly outsource in order to achieve cost and efficiency advantages. The Company works closely with current and prospective customers worldwide to identify and implement mutually beneficial outsourcing opportunities. The Company has sought and will continue to seek to utilize its broad product line and design, engineering and manufacturing expertise by expanding its sales of higher value modules and systems. The Company will seek to utilize its leadership positions in the supply of electromechanical systems to light vehicle OEMs and its ability to provide drivetrain systems to truck and specialty vehicle OEMs to capitalize on this anticipated customer demand.

     Leverage Geographic Strengths. Geographic expansion to meet the global sourcing needs of customers and to address new markets will continue to be an important element of the Company's growth strategy. Management believes opportunities exist to increase further the Company's presence in the North American light vehicle markets, where its sales of light vehicle products increased from approximately $466 million in fiscal 1997 to approximately $576 million in fiscal 1998. The Company also believes there are opportunities to increase sales to heavy-duty and medium-duty commercial vehicle OEMs in Europe, building on established customer relationships with their North American affiliates and the Company's existing manufacturing presence in Europe. Emerging markets such as the Asia-Pacific region and South America could also present growth opportunities if demand for commercial, specialty and light vehicles increases in these areas. In evaluating opportunities in these emerging markets, the Company will continue to assess the economic situation in these regions and its potential effect on the Company's businesses and served markets.

     Introduce New Systems and Technologies. Meritor plans to continue investing in new technologies, including electronics, and product development. Meritor also plans to continue working closely with its customers to develop and implement design, engineering, manufacturing and quality improvements. The Company will draw upon the engineering resources of its Technical Center in Troy, Michigan and its engineering centers of expertise in the United States, Brazil, Canada, France, Germany and the United Kingdom, as well as its ongoing relationship with the Rockwell Science Center. See "-- Research and Development."

     Management believes that its strategy of continuing to introduce new and improved systems and technologies will be an important factor in its efforts to achieve its growth objectives.

     Expand Aftermarket Business. Meritor is pursuing growth of its aftermarket business, which historically has generated higher profit margins than those associated with original equipment sales. The Company's fiscal 1998 aftermarket sales were $313 million, representing sales of components and services principally to HVS North American customers. The Company will seek to expand its aftermarket business by utilizing its advanced distribution center in Florence, Kentucky, and leveraging its existing aftermarket channels with new products, both those manufactured by the Company and those manufactured by others and sold by the Company under distribution agreements.

     On December 28, 1998, the Company acquired the assets and assumed substantially all of the liabilities of Euclid Industries. Euclid is a leading North American supplier and manufacturer of aftermarket replacement parts for a wide range of medium- and heavy-duty vehicles and has been a major participant in the North American heavy-duty aftermarket.

     Selectively Pursue Strategic Opportunities. The Company regularly evaluates various strategic and business development opportunities, including license agreements, marketing arrangements, joint ventures, acquisitions and dispositions. The Company intends to continue selectively to pursue alliances and acquisitions that would allow it to gain access to new customers and technologies, penetrate new geographic markets and enter new product markets, and to review the prospects of its existing businesses to determine whether any of them should be modified, restructured, sold or otherwise discontinued. See "Products -- Heavy Vehicle Systems -- Truck and Trailer Products -- Truck Axles" and "-- Brakes" below for information on the Company's purchase of the heavy truck axle manufacturing operations of Volvo Truck Corporation and the Heavy Vehicle Braking Systems business of LucasVarity plc. See "-- Expand Aftermarket Business" above for information on the Company's acquisition of Euclid Industries.

PRODUCTS

     Meritor designs, develops, manufactures, markets, distributes, sells, services and supports a broad range of products for use in commercial, specialty and light vehicles. In addition to sales to the OEM market, the Company provides its truck and trailer products and off-highway and specialty products to OEMs, dealers, distributors, fleets and other end-users in the aftermarket. Principal products of the Company include the following:

HEAVY VEHICLE SYSTEMS

     Truck and Trailer Products

     Truck Axles. Meritor is one of the world's leading independent suppliers of axles for heavy-duty commercial vehicles. The Company's axle manufacturing facilities located in the United States, Brazil, England and Italy produce axles for heavy-duty and medium-duty commercial vehicles. The Company's extensive truck axle product line includes a wide range of drive and non-drive front steer axles and single and tandem rear drive axles, which can include driver-controlled differential lock for extra traction, aluminum carriers to reduce weight and pressurized filtered lubrication systems for longer life. The Company's front steer and rear drive axles can be equipped with the Company's cam, wedge or air disc brakes, automatic slack adjusters and anti-lock braking systems.

     On December 31, 1998, Meritor acquired Volvo Truck Corporation's heavy truck axle manufacturing operations based in Lindesberg, Sweden for a purchase price of approximately $135 million in cash, $44 million of which is deferred. With this acquisition, Meritor became the primary supplier of heavy duty axles for Volvo's global heavy truck operations. Meritor believes that this acquisition enhances its position as a global leader in commercial axle production.

     Brakes. The Company is a leading independent supplier of air brakes to heavy-duty and medium-duty commercial vehicle manufacturers in North America. Through manufacturing facilities located in the United States, Canada, England and Italy, the Company manufactures a broad range of foundation air brakes, as well as automatic slack adjusters for brake systems. The Company's foundation air brake products include cam drum brakes, which offer improved lining life and tractor/trailer interchangeability, air disc brakes, which provide fade resistant braking for demanding applications, and wedge drum brakes, which are lightweight and provide automatic internal wear adjustment.

     Through its 50%-owned joint venture with WABCO Automotive Products, Inc. ("WABCO"), a wholly-owned subsidiary of American Standard, Inc., the Company is the leading supplier of anti-lock braking systems ("ABS") and a supplier of other electronic and pneumatic control systems for North American heavy-duty commercial vehicles. Through the joint venture, the Company also supplies hydraulic ABS to the North American medium-duty truck market.

     In 1995, federal regulations were adopted requiring that new heavy-duty and medium-duty vehicles sold in the United States be equipped with ABS. Under these regulations, truck-tractors were required to be ABS equipped effective in March 1997, and ABS was required on all trailers, single-unit trucks and buses with air brakes manufactured after March 1, 1998. In addition, ABS will be required on all trucks and buses with hydraulic brakes manufactured after March 1, 1999.

     On January 29, 1999, the Company acquired the Heavy Vehicle Braking Systems ("HVBS") business of LucasVarity plc for $390 million in cash. The products of the HVBS business include air drum and disc brakes, hydraulic brakes, wheel end components and aftermarket products, which complement the Company's brake system products. The Company believes that the acquisition enhances its position as a leading provider of brakes in Europe and will enable it to provide North American OEM and aftermarket customers with a comprehensive offering of drivetrain products.

     Trailer Products. Meritor believes it is the world's leading manufacturer of heavy-duty trailer axles, with leadership positions in North America and in Europe. The Company's trailer axles are available in over forty models in capacities from 20,000 to 30,000 pounds for virtually all heavy trailer applications and are available with the Company's broad range of brake products, including ABS. In addition, the Company supplies trailer air suspension products, for which it has strong market positions in Europe and growing market presence in North America.

     Transmissions. The Company introduced its transmission product line in 1989, enabling it to supply a complete drivetrain system to heavy-duty commercial vehicle manufacturers in North America. The Company's range of transmission models includes its Engine Synchro Shift(TM) transmission for heavy-duty trucks that is designed to reduce gear shifting effort for drivers and reduce wear on clutches and other drivetrain components in a cost efficient manner by synchronizing engine speed to road speed shifts without use of the clutch. See "-- Legal Proceedings" for information with respect to a patent infringement lawsuit filed against the Company by Eaton Corporation and an adverse judgment in the case.

     Clutches, Drivelines and Other Products. Meritor also supplies universal joints and driveline components, as well as clutches, including diaphragm-spring clutches. The Company believes that its Permalube(TM) universal joint is currently the only permanently lubricated universal joint used in the high mileage on-highway market. The Company also supplies Tripmaster(R) on-board computers (which provide trip and vehicle diagnostics) to truck OEMs and fleet operators.

OFF-HIGHWAY, SPECIALTY AND MILITARY VEHICLE PRODUCTS

     Off-Highway Vehicle Products. The Company supplies heavy-duty axles, brakes and drivelines for use in numerous off-highway vehicle applications, including construction, material handling, agriculture, mining and forestry, in North America, South America, Europe and China. These products are designed to tolerate high tonnages and operate under extreme conditions.

     Specialty Vehicle Products. The Company supplies axles, brakes and transfer cases for use in buses, coaches and recreational, fire and other specialty vehicles in North America and Europe, and is the leading supplier of bus and coach axles and brakes in North America.

     Military Vehicle Products. The Company supplies axles, brakes, brake system components including ABS, trailer products, transfer cases and drivelines for use in medium-duty and heavy-duty military tactical wheeled vehicles, principally in North America.

LIGHT VEHICLE SYSTEMS

     Roof Systems. Meritor is one of the world's leading independent suppliers of sunroofs and roof systems products, including its Golde(R) brand sunroofs, for use in passenger cars, light trucks and sport utility vehicles. The Company has roof system manufacturing facilities in North America, Europe and the Asia-Pacific region. Meritor's North American sunroof sales increased in fiscal 1997 and 1998, reflecting increased demand in North America. However, demand for sunroofs in the European light vehicle market decreased in fiscal 1997 and 1998 due to increasing popularity of air conditioning. This trend, which may continue, had a negative impact on the Company's European sales in those periods.

     Door Systems. The Company is the world's leading supplier of manual and power window regulators and a leading supplier of integrated door modules and systems. In fiscal 1998, the Company manufactured approximately 29.2 million window regulators at plants in North America, South America, Europe and the Asia-Pacific region for light vehicle and heavy-duty commercial vehicle manufacturers. The Company's wide range of power and manual door system products utilize numerous technologies and offer the Company's own electric motors, which are designed for individual applications and to maximize operating efficiency and reduce noise levels.

     Access Control Systems. Meritor supplies manual and power activated latch systems to light vehicle and heavy-duty commercial vehicle manufacturers, with leadership market positions in Europe and a growing market presence in North America and the Asia-Pacific region. The Company's access control products include modular and integrated door latches, actuators, trunk and hood latches and fuel flap locking devices. The Company manufactured approximately 22.4 million latches and 23.1 million actuators in fiscal 1998 in access control systems manufacturing facilities in North America, Europe and the Asia-Pacific region.

     Seat Adjusting Systems. The Company supplies manual and power seat adjusting systems for passenger cars, light trucks and sport utility vehicles, principally in North America. The Company's seat adjusting system products, first introduced in 1994, feature systems with integrated electronic memory and electric motors manufactured by the Company which are designed with speed and power capabilities to meet the specific requirements of each vehicle platform.

     Suspension Products. Through its 57%-owned joint venture with Mitsubishi Steel Mfg. Co., the Company is one of the leading independent suppliers of products used in suspension systems for passenger cars, light trucks and sport utility vehicles in North America. The Company's suspension system products, which are manufactured at three facilities in the United States and Canada, include coil springs, stabilizer bars and torsion bars. This business has experienced significant sales growth over the past five years as light vehicle OEMs have increased their outsourcing of suspension system products and the light vehicle market has grown.

     Wheel Products. Meritor is a leading supplier of wheel products to the light vehicle OEM market, principally in North and South America. The Company's wheel manufacturing facilities in Brazil and Mexico produced approximately 13.0 million wheels in fiscal 1998.

CUSTOMERS; SALES AND MARKETING

     Meritor has numerous customers worldwide and has developed long-standing business relationships with many of these customers. The Company markets and sells its products principally to OEMs. In North America, the Company also markets its truck and trailer products directly to dealers, fleets and other end-users, who may designate the components and systems of a particular supplier for installation in the vehicles they purchase from OEMs. Most of the Company's sales to OEMs, consistent with industry practice, are made through open purchase orders, which do not require the purchase of a minimum number of products and typically may be canceled by the customer on reasonable notice without penalty. The Company also sells products to certain customers under long-term arrangements that require the Company to provide annual cost reductions (through price reductions or other cost benefits for the OEMs) by certain percentages each year. If the Company were unable to generate sufficient production costs savings in the future to offset such price reductions, the Company's gross margins could be adversely affected. In addition to sales to the OEM market, the Company provides its truck and trailer products and off-highway and specialty products to OEMs, dealers and distributors in the aftermarket.

     The Company is dependent upon large OEM customers with substantial bargaining power, including with respect to price and other commercial terms. Although the Company believes that it generally enjoys good relations with its OEM customers, loss of all or a substantial portion of the Company's sales to any of its large volume customers for whatever reason (including, but not limited to, loss of contracts, reduced or delayed customer requirements or strikes or other work stoppages affecting production by such customers) could have a significant adverse effect on the Company's financial results. Daimler-Benz A.G. (which owns Mercedes-Benz A.G. and Freightliner Corporation, including the heavy truck business formerly owned by Ford Motor Company which was acquired by Freightliner) accounted for approximately 16% of total sales of the Company for fiscal 1998. Daimler-Benz A.G. and Chrysler Corporation merged on November 12, 1998, and together they accounted for approximately 23% of the Company's total fiscal 1998 sales.

     On September 18, 1998, the Company and Freightliner entered into a multi-year extension of their existing driveline supply agreement. The agreement provides that the Company's products, which are already standard on some Freightliner models, will become standard on several additional models. The agreement includes front steer and rear drive axles, air brakes, automatic slack adjusters, clutches, transmissions, ABS, on-board diagnostic computing systems and aftermarket parts. As a result of this contract, the Company expects that Freightliner will account for more of the Company's sales in fiscal 1999 than it did in fiscal 1998.

     Except as noted above with respect to the North American market for heavy-duty trucks, the Company generally competes for new business from OEMs both at the beginning of the development of new vehicle platforms and upon the redesign of existing platforms. New platform development generally begins two to four years prior to start-up of production. Once a supplier has been designated to supply products to a new platform, an OEM will generally continue to purchase those products from the supplier for the life of the platform, which typically lasts four to six years.

COMPETITION

     The Company operates in a highly competitive environment. Principal competitive factors are price, quality, service, product performance, design and engineering capabilities, new product innovation and timely delivery. The Company competes worldwide with a number of United States and international manufacturers that are both larger and smaller than the Company in terms of resources and market shares. In addition, certain OEMs manufacture for their own use products of the type supplied by the Company. In North America, the major competitors of HVS are Eaton Corporation and Dana Corporation. LVS has numerous competitors across its various product lines worldwide.

RAW MATERIALS AND SUPPLIES

     The Company believes it has adequate sources for the supply of raw materials and components for its manufacturing needs with suppliers located around the world. The Company does, however, concentrate its purchases of certain raw materials and parts over a limited number of suppliers and is dependent upon the ability of its suppliers to meet performance and quality specifications and delivery schedules. Although the Company historically has not experienced any significant difficulties in obtaining an adequate supply of raw materials and components necessary for its manufacturing operations, the loss of a significant supplier or the inability of a supplier to meet performance and quality specifications or delivery schedules could have an adverse effect on the Company.

JOINT VENTURES

     As the automotive industry has become more globalized, joint ventures and other cooperative arrangements have become an important element of the business strategies of the Company. The Company currently has interests in 13 joint ventures with operations in the United States, Australia, Brazil, Canada, China, India, Japan, Mexico and Turkey. In accordance with generally accepted accounting principles, operating results of the seven joint ventures more than 50% owned are consolidated in the financial statements of the Company. Joint ventures of the Company include its 50%-owned joint venture with WABCO for the manufacture and supply of ABS systems for heavy-duty commercial vehicles and its 57%-owned joint venture with Mitsubishi Steel Mfg. Co. for the manufacture and supply of suspension products for passenger cars, light trucks and sport utility vehicles.

ACQUISITIONS AND DISPOSITIONS

     Meritor regularly considers various strategic and business opportunities, including license agreements, marketing arrangements and acquisitions, and reviews the prospects of its existing businesses to determine whether any of them should be modified, restructured, sold or otherwise discontinued. Although no assurance can be given as to whether or when any acquisitions or dispositions will be consummated, if agreement with respect to any acquisitions were to be reached, the Company could finance such acquisitions by issuance of additional debt or equity securities. The additional debt from any acquisitions, if consummated, would increase the Company's debt to capitalization ratio. See "Products -- Heavy Vehicle Systems -- Truck and Trailer Products -- Truck Axles" and "-- Brakes" above for information with respect to the recent purchase by the Company of the heavy truck axle manufacturing operations of Volvo Truck Corporation and the heavy vehicle braking business of LucasVarity plc. See "Business Strategies -- Expand Aftermarket Business" above for information on the Company's recent acquisition of Euclid Industries.

     The industry in which the Company operates is experiencing significant consolidation among suppliers, due in part to globalization and increased outsourcing of product engineering and manufacturing by OEMs, and in part to OEMs more frequently awarding long-term, sole-source or preferred supplier contracts to the most capable global suppliers, thereby reducing the total number of suppliers from whom components and systems are purchased. The Company will consider acquisitions as a means of further expansion, but cannot predict whether its participation, or lack of participation, in industry consolidation will ultimately be beneficial to the Company.

RESEARCH AND DEVELOPMENT

     The Company has significant research, development, engineering and product design capabilities. The Company spent approximately $54 million, $54 million and $51 million in fiscal 1998, 1997 and 1996, respectively, on research and development. At September 30, 1998, the Company employed approximately 608 professional engineers and scientists. Pursuant to a transitional services agreement entered into with Rockwell in connection with the Distribution, Rockwell's Science Center continues to provide assistance to the Company in the development of various technological and product advancements.

PATENTS AND TRADEMARKS

     Numerous United States and foreign patents and patent applications are owned or licensed by the Company in its manufacturing operations and other activities. While in the aggregate the patents and licenses of the Company are considered important to the operation of its business, management does not consider them of such importance that the loss or termination of any one of them would materially affect the Company. See "-- Legal Proceedings."

     The Company's name, its registered trademark "Meritor" and its symbol are important to its business. Other significant trademarks owned by the Company include Golde(R) (sunroofs), Fumagalli(TM) (wheels) and ROR(TM) (trailer axles). Under the terms of the Distribution Agreement (the "Distribution Agreement") entered into with Rockwell in connection with the Distribution, the Company may continue to apply the "Rockwell" brand name to its products until September 30, 2007.

EMPLOYEES

     At September 30, 1998, the Company had approximately 16,900 full-time employees. Approximately 3,688 Company employees in the United States and Canada are covered by collective bargaining agreements. The Company believes its relationship with unionized employees is satisfactory. No significant work stoppages have occurred in the past five years.

ENVIRONMENTAL MATTERS

     See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Environmental Matters."

LEGAL PROCEEDINGS

     On July 17, 1997 Eaton Corporation ("Eaton") filed suit against Rockwell in the U.S. District Court in Wilmington, Delaware, asserting infringement of Eaton's U.S. Patent No. 4850236, which covers certain aspects of heavy-duty truck transmissions, by the Company's Engine Synchro Shift(TM) transmission for heavy-duty trucks, and seeking damages and injunctive relief. Meritor was joined as a defendant on June 11, 1998, and trial in this matter began on June 23, 1998. On July 1, 1998, the jury rendered a verdict in favor of Eaton, finding that Meritor had infringed Eaton's patent and awarded compensatory damages in the amount of $1.25 million, and a judgment was entered on July 17, 1998. Because the jury found the infringement to be willful, the judge in the case has discretion to increase the damages to an amount up to three times the amount of the award. Eaton's request for a permanent injunction is pending. A separate trial has been scheduled for mid-April 1999 with respect to the Company's allegations of inequitable conduct by Eaton in obtaining its patent, and the judge is not expected to take action with respect to Eaton's request for a permanent injunction or the damage issue until after this trial is completed. Meritor is evaluating the jury's verdict and the judgment and is considering further actions, including post-trial motions and an appeal to the United States Court of Appeals for the Federal Circuit. Based on advice of M. Lee Murrah, Esq., Assistant General Counsel of the Company, management believes the Company's truck transmissions do not infringe Eaton's patent. The Company intends to continue to defend this suit vigorously.

     Various other lawsuits, claims and proceedings have been or may be instituted or asserted against Rockwell or the Company or their respective subsidiaries relating to the conduct of the Company's business, including those pertaining to product liability, intellectual property, environmental, safety and health, and employment matters.

     Although the outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to the Company, based on its evaluation of matters which are pending or asserted, management believes the disposition of such matters will not have a material adverse effect on the Company's financial statements.

     Pursuant to the terms of the Distribution Agreement, the Company assumed responsibility for all litigation (including environmental proceedings) against Rockwell or its subsidiaries in respect of the Automotive Business.

GEOGRAPHIC INFORMATION

     See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- International Operations."

SEASONALITY; CYCLICALITY

     The Company may experience seasonal variations in the demand for its products to the extent automotive vehicle production fluctuates. Historically, such demand has been somewhat lower in the Company's first and fourth fiscal quarters (the fourth and third calendar quarters, respectively) when OEM plants may close during model changeovers and vacation and holiday periods.

     In addition, the industry in which the Company operates has been characterized historically by periodic fluctuations in overall demand for trucks, passenger cars and other vehicles for which the Company supplies products, resulting in corresponding fluctuations in demand for products of the Company. Cycles in the major automotive industry markets of North America and Europe are not necessarily concurrent or related. The cyclical nature of the automotive industry is outside the control of the Company and cannot be predicted with certainty. The Company has sought and will continue to seek to expand its operations globally to mitigate the effect of periodic fluctuations in demand of the automotive industry in one or more particular countries.

YEAR 2000 READINESS DISCLOSURE

     See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Readiness Disclosure."

                            SELECTED FINANCIAL DATA

     The following selected consolidated financial data have been excerpted or derived from, and should be read in conjunction with, the consolidated financial statements and other information and data contained or incorporated by reference in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1998 and the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 1998. Information as of December 31, 1998 and 1997 and for the three-month periods then ended is unaudited, but in the opinion of management of the Company, contains all adjustments, consisting solely of adjustments of a normal recurring nature, necessary to present fairly the financial position, results of operations and cash flows for such interim periods. The results of operations for the three-month period ended December 31, 1998 are not necessarily indicative of the results that may be expected for the full fiscal year ending September 30, 1999.

                                                 THREE MONTHS ENDED
                                                 AND AT DECEMBER 31,       FISCAL YEAR ENDED AND AT SEPTEMBER 30,
                                                 -------------------   -----------------------------------------------
                                                   1998       1997      1998      1997      1996      1995      1994
                                                 --------   --------   -------   -------   -------   -------   -------
                                                                       (DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)
SUMMARY OF OPERATIONS
Sales.........................................    $  944(1)  $  911(1) $ 3,836   $ 3,309   $ 3,144   $ 3,125   $ 2,653
Gross margin..................................       127        120        547       438       397       381       282
Selling, general and administrative...........        58         57        248       228       215       203       191
Operating earnings............................        69         63        299       181(2)     146(2)     178      91
As a percent of sales:
  Gross margin................................      13.5%      13.2%      14.3%     13.2%     12.6%     12.2%     10.6%
  Selling, general and administrative.........       6.1%       6.3%       6.5%      6.9%      6.8%      6.5%      7.2%
  Operating earnings..........................       7.3%       6.9%       7.8%      5.5%      4.6%      5.7%      3.4%
Interest expense..............................        11         10         43        10        10        11        12
Income before income taxes....................        66         54        245(3)     186      182       185        88
Net income....................................        40(1)      32(1)     147(3)     109      114       123        51
Basic and diluted earnings per share(4).......       .58(1)     .47(1)    2.13(3)     N/A      N/A       N/A       N/A
Cash dividends per share(4)...................      .105       .105        .42       N/A       N/A       N/A       N/A
FINANCIAL POSITION
Working capital(5)............................    $  290     $  229    $   162   $   235   $   240   $   216   $   204
Property -- net...............................       726        626        666       635       643       647       617
Goodwill -- net...............................       155         40         39        42        45        40        30
Total assets..................................     2,294      1,927      2,086     2,002     1,830     1,766     1,638
Short-term debt...............................        44         57         34        21         8        14        17
Long-term debt................................       547        434        313       465        24        31        35
Minority interests............................        33         39         31        37        29        24        21
Equity(6).....................................       293        157        266       151       599       561       509
OTHER DATA
EBITDA(7).....................................    $  104     $   88    $   390   $   296   $   294   $   293   $   193
Depreciation and amortization.................        27         24        102       100       102        97        93
Cash provided by operating activities.........        18         65        278       208       197       203       156
Cash used for investing activities............       199         27        130       134       101       127        99
Cash provided by (used for) financing
  activities..................................       204        (54)      (216)      (15)      (84)      (80)      (41)
Capital expenditures..........................        19         23        139       126       144       119       102
Employees at year end.........................                          16,900    16,900    15,300    16,700    17,200
Annual sales per employee (in thousands)(8)...                         $   228   $   203   $   198   $   182   $   159

---------------
(1) The Company acquired two businesses in the first quarter of fiscal 1999 (see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview and Outlook" below). The following unaudited pro forma consolidated results of operations for the quarters ended December 31, 1998 and 1997 assumes the two acquisitions occurred as of the beginning of each period (in millions except per share amounts):

                                                              QUARTER ENDED
                                                               DECEMBER 31,
                                                              --------------
                                                               1998     1997
                                                              ------    ----
Net sales...................................................  $1,020    $974
Net income..................................................  $   41    $ 33
Basic and diluted earnings per share........................  $  .59    $.48

(2) Operating earnings for fiscal year 1997 and fiscal year 1996 include restructuring and spin-off costs of $29 million and $36 million, respectively.

(3) Income before income taxes, net income and basic and diluted earnings per share for fiscal year 1998 includes a one-time charge of $31 million ($19 million after-tax), or $.27 per share relating to the settlement of interest rate agreements.

(4) As the Company began operations as a stand-alone entity on September 30, 1997, per share data for years ending prior to September 30, 1998 is not applicable.

(5) Working capital consists of all current assets and liabilities, including cash and short-term debt.

(6) Equity amounts for fiscal years ending September 30, 1996, 1995 and 1994 represent the net investment of Rockwell prior to the Distribution.

(7) EBITDA is defined as income before income taxes, plus interest expense, depreciation and amortization. EBITDA should not be considered as a substitute for operating earnings, net income, cash flow or other statement of consolidated income or cash flow data computed in accordance with generally accepted accounting principles or as a measure of a company's results of operations or liquidity. Although EBITDA is not defined in generally accepted accounting principles, it is widely used as a measure of a company's operating performance and its ability to service its indebtedness because it assists in comparing performance on a consistent basis across companies without regard to depreciation and amortization, which can vary significantly depending on accounting methods (particularly where acquisitions are involved) or non-operating factors such as historical cost bases and capital structure.

(8) Annual sales per employee is based on the average of the monthly ending number of employees during the year.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and other information and data contained or incorporated by reference in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1998 and the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 1998, which are incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

OVERVIEW AND OUTLOOK

     Meritor's first year as a publicly-held company produced record results and exceeded expectations. Fiscal 1998 sales were $3.8 billion, a 16 percent increase over fiscal 1997's sales of $3.3 billion. Net income for the year was $147 million, or $2.13 per share, an increase of 48 percent as compared with 1997 pro forma net income of $99 million, or $1.44 per share. Operating earnings of $299 million, reflecting operating margins of 7.8 percent, increased $78 million from fiscal 1997 pro forma operating earnings of $221 million before restructuring and spin-off costs, or operating margins of 6.7 percent. Cash flow from operations increased to $278 million, up $70 million or 34 percent from fiscal 1997.

     Sales for the first quarter of fiscal 1999 of $944 million, an increase of $33 million or 4 percent over the same period in fiscal 1998, generated operating earnings of $69 million, compared to $63 million in the first quarter of fiscal 1998, an increase of 10 percent. Net income was $40 million, or $.58 per share, compared to $32 million, or $.47 per share in fiscal 1998, representing a 23 percent increase in earnings per share.

     The trends in the automotive supplier industry present both challenges and opportunities. OEMs are becoming increasingly global and are expanding their utilization of outsourcing. In addition, the manufacturing process is moving towards systems and modules. The supplier base is being consolidated both by merger and acquisition activity and by the decision of OEMs to reduce the number of suppliers they utilize. There continue to be opportunities in emerging markets. As a global manufacturer with diverse products, customers and geographic base, technical leadership in core products and financial strength, Meritor is well positioned to take full advantage of these trends. Meritor's envisioned future is to be the partner of choice for those customers who value exceptional service and to be an outstanding provider of quality automotive systems and technology solutions worldwide.

     Enhancing the Company's position as an increasingly broad-based supplier in the global automotive components industry, the Company recently completed three acquisitions. These acquisitions reflect the Company's efforts to expand its presence in Europe and to provide HVS OEM and Worldwide Aftermarket customers with a comprehensive offering of drivetrain systems and components.

     The Company acquired the Heavy Vehicle Braking Systems (HVBS) business of LucasVarity plc for $390 million in cash on January 29, 1999. The LucasVarity HVBS components include air drum and disc brakes, hydraulic brakes, wheel end components and aftermarket products. The Company expects the HVBS acquisition to add annualized sales of approximately $400 million.

     On December 31, 1998, the Company acquired Volvo Truck Corporation's heavy truck axle manufacturing operations based in Lindesberg, Sweden. With this acquisition, the Company became the primary supplier of heavy duty axles for Volvo's heavy truck operations. The transaction is expected to add annualized sales of approximately $200 million with a purchase price of approximately $135 million in cash, $44 million of which is deferred.

     On December 28, 1998, the Company acquired the assets of Euclid Industries ("Euclid") and assumed substantially all of Euclid's liabilities. Euclid is a leading North American supplier and manufacturer of aftermarket replacement parts for a wide range of medium- and heavy-duty vehicles and has been a premier participant in the North American heavy duty aftermarket. For its fiscal year ended August 31, 1998, Euclid generated sales of more than $100 million. The Euclid transaction is expected to add sales on an annualized basis of approximately $125 million.

     The Company's stated long-term financial goals are to grow internally, on an average annual basis, sales by 8 percent and earnings per share by 15 percent, as well as to improve our long-term debt to capitalization ratio to 45 percent, excluding acquisition activities. These long-term goals have been established with the recognition that the industry in which the Company operates has been characterized historically by periodic fluctuations in overall demand for commercial, specialty and light vehicles for which the Company supplies products, resulting in corresponding fluctuations in demand for products of the Company. Accordingly, the Company will measure its performance against these long-term financial goals over a multi-year period.

     The Company's markets are currently strong, and looking to the second quarter of fiscal 1999 the outlook remains the same. However, beyond this horizon the outlook is less clear and economic uncertainties around the world may make 1999 a challenging year in many of our global markets. As a result of the diversity and balance of our product portfolio and served markets, we expect to perform well in this environment. The Company continues to evaluate the overall global economic outlook, particularly in the Asian and Brazilian economies. Sales in the Asia/Pacific region comprised 3 percent and sales in South America comprised 6 percent of total sales in fiscal 1998.

     Meritor began operations separate from Rockwell on September 30, 1997. The financial information included or incorporated by reference in this Prospectus Supplement and the attached Prospectus for periods prior to September 30, 1997 may not necessarily be indicative of the results of operations, financial position and cash flows of the Company had it been a separate, independent company during such periods.

RESULTS OF OPERATIONS

     The following sales, operating earnings and net income of the Company for the three months ended December 31, 1998 and 1997 and for the years ended September 30, 1998, 1997 and 1996, as well as pro forma amounts for the year ended September 30, 1997, have been excerpted or derived from, and should be read in conjunction with, the consolidated financial statements and other information and data contained or incorporated by reference in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1998 and the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 1998. Information as of December 31, 1998 and 1997 and for the three-month periods then ended is unaudited, but in the opinion of management of the Company, contains all adjustments, consisting solely of adjustments of a normal recurring nature, necessary to present fairly the results of operations for the periods presented. The results of operations for the three-month period ended December 31, 1998 are not necessarily indicative of the results that may be expected for the full fiscal year ending September 30, 1999. Dollars are in millions, except per share amounts.

                                 THREE MONTHS
                                     ENDED                         PRO FORMA(1)         YEAR ENDED
                                 DECEMBER 31,      YEAR ENDED       YEAR ENDED        SEPTEMBER 30,
                                 -------------    SEPTEMBER 30,    SEPTEMBER 30,    ------------------
                                 1998    1997         1998             1997          1997        1996
                                 -----   -----    -------------    -------------    ------      ------
Sales
  Heavy Vehicle Systems........  $558    $557        $2,361           $1,957        $1,957      $1,827
  Light Vehicle Systems........   386     354         1,475            1,352         1,352       1,317
                                 ----    ----        ------           ------        ------      ------
Total sales....................  $944    $911        $3,836           $3,309        $3,309      $3,144
                                 ====    ====        ======           ======        ======      ======
Gross margin...................  $127    $120        $  547           $  438        $  438      $  397
                                 ====    ====        ======           ======        ======      ======
Operating earnings.............  $ 69      63        $  299           $  192(2)        181(2)   $  146(2)
Other income -- net............     8       1            20               15            15          46
Interest rate settlement
  cost.........................    --      --           (31)              --            --          --
Interest expense...............   (11)    (10)          (43)             (38)          (10)        (10)
Provision for income taxes.....   (26)    (22)          (98)             (70)          (77)        (68)
                                 ----    ----        ------           ------        ------      ------
Net income.....................  $ 40    $ 32        $  147           $   99        $  109      $  114
                                 ====    ====        ======           ======        ======      ======

                                 THREE MONTHS
                                     ENDED                         PRO FORMA(1)         YEAR ENDED
                                 DECEMBER 31,      YEAR ENDED       YEAR ENDED        SEPTEMBER 30,
                                 -------------    SEPTEMBER 30,    SEPTEMBER 30,    ------------------
                                 1998    1997         1998             1997          1997        1996
                                 -----   -----    -------------    -------------    ------      ------
Basic and Diluted Earnings Per
  Share(3).....................  $.58    $.47        $ 2.13           $ 1.44(2)        N/A         N/A
                                 ====    ====
Basic and Diluted Earnings Per
  Share Before Special
  Items(3)(4)..................  $.58    $.47        $ 2.40           $ 1.74           N/A         N/A
                                 ====    ====
Shares Outstanding (in
  millions)....................  69.1    69.0          69.0             68.9
                                 ====    ====

---------------
(1) Pro forma information reflects (a) the 68.9 million shares of common stock issued at the date of the Distribution, (b) management's estimate that corporate costs would have been $11 million lower on a stand-alone basis for the year ended September 30, 1997 than those allocated by Rockwell to its automotive businesses, and (c) $28 million of interest expense at 6 percent for the year ended September 30, 1997 related to the debt incurred by the Company in connection with a $445 million pre-Distribution payment to Rockwell.

(2) Operating earnings for pro forma and actual fiscal 1997 include restructuring and spin-off costs of $29 million ($21 million after-tax or $.30 per share on a pro forma basis) and for fiscal 1996 include restructuring costs of $36 million ($24 million after-tax).

(3) As the Company began operations as a stand-alone entity on September 30, 1997, per share data for years ending prior to September 30, 1998 is not applicable.

(4) Special items include the interest rate settlement cost of $31 million ($19 million after-tax or $.27 per share) recorded in the fourth quarter of fiscal 1998 and restructuring and spin-off costs of $29 million ($21 million after-tax or $.30 per share on a pro forma basis) recorded in the fourth quarter of fiscal 1997.

1999 FIRST QUARTER COMPARED TO 1998 FIRST QUARTER

     Sales of $944 million for the 1999 first quarter were up $33 million, or 4 percent, from the 1998 first quarter. The sales growth for the quarter was primarily driven by market penetration gains from new Light Vehicle Systems product introductions and by continued strong demand in the Company's primary Heavy Vehicle Systems markets. This growth was offset, in part, by a decline in government products sales driven by government program changeovers and weaker sales in Brazil.

     Net income for the 1999 first quarter was $40 million, or 58 cents per share, compared to $32 million, or 47 cents per share last year. This represents a 23 percent increase in earnings per share for the first quarter of 1999 as compared to the same period in 1998. First quarter operating margins improved to
7.3 percent from last year's 6.9 percent, with gross margins improving to 13.5 percent from 13.2 percent in last year's quarter. The improved operating performance was driven by the ongoing impact of productivity and cost improvement programs and new business growth initiatives. Selling, general and administrative expenses, as a percentage of sales, improved from 6.3 percent in the first quarter of 1998 to 6.1 percent in the first quarter of 1999. Other income for the first quarter of 1999 was $7 million higher than last year primarily due to increased equity income from joint ventures pertaining to heavy truck and trailer markets and a $2.5 million non-recurring asset gain.

     The Company's productivity and cost improvement programs relate to (i) purchasing, which includes outsourcing non-core manufacturing and using lower cost global sourcing of materials and supply base management; and (ii) manufacturing, which includes shifting production to lower cost facilities, consolidating common processes, improving material flow and investing in capital and systems.

     Heavy Vehicle Systems sales in the first quarter of fiscal 1999 and 1998 were $558 million and $557 million, respectively. Sales in fiscal 1999 increased across all of the Company's core heavy truck products, including axles, transmissions, clutches, drivelines and brake systems, reflecting the continued strength of the North American heavy truck market. These increases, however, were substantially offset by a decline in government product sales related to planned government program changeovers and weaker sales in Brazil due to lower heavy truck volumes.

     Light Vehicle Systems sales improved by 9 percent in the first quarter of 1999 to $386 million, an increase of $32 million over the same period in 1998. Sales growth for this business was driven by penetration gains, principally in the door and seat adjusting systems product lines due to the Company's new door module and seat adjusting system products. This growth was partially offset by lower sales in roof systems due to customer platform launch delays in Mexico, lower vehicle product sales in Brazil and the adverse impact of currency translation.

1998 COMPARED TO 1997

     Sales for fiscal 1998 were $3.8 billion, up $527 million, or 16 percent, above fiscal 1997.

     Heavy Vehicle Systems sales grew to a record $2.4 billion in fiscal 1998, an increase of $404 million, or 21 percent over 1997. Sales increased across all of the Company's heavy truck and trailer products, including axles, transmissions, clutches, drivelines and brake systems, primarily as a result of the strong North American heavy truck market, greater market penetration and improved volumes in the aftermarket. Sales also increased in Heavy Vehicle Systems off-highway, government and specialty product lines.

     Light Vehicle Systems also reported record sales for the year of $1.5 billion, an increase of $123 million, or 9 percent over 1997. The sales growth was driven by penetration gains in the door, suspension, access control and seat adjusting systems and wheel product lines and somewhat by higher industry volumes in Europe. This growth was negatively affected by lower European sunroof demand and the adverse impact of currency translation on European sales.

     Gross margin for fiscal 1998 improved $109 million, or 25 percent, over fiscal 1997. Fiscal 1998 operating earnings of $299 million were up 56 percent over pro forma fiscal 1997. Excluding the restructuring and spin-off costs of $29 million recorded in 1997, operating earnings were up 35 percent over the prior year's pro forma operating earnings of $221 million. Operating margins for fiscal 1998 improved to 7.8 percent from last year's pro forma 6.7 percent excluding restructuring and spin-off costs (5.8 percent in fiscal 1997 including restructuring and spin-off costs). This growth reflects the ongoing successful implementation of the Company's productivity and cost improvement programs (described above), the strength of the Company's global markets and the penetration gains across nearly all of the Company's product range.

     Selling, general and administrative expenses as a percentage of sales improved slightly from 6.6 percent pro forma in 1997 to 6.5 percent in 1998, despite planned increased investments in information technology. Other income for 1998 was up $5 million over last year primarily due to higher equity income from joint ventures pertaining to the heavy truck and trailer markets.

     In the fourth quarter of fiscal 1998, the Company recorded a one-time charge of $31 million ($19 million after-tax) or $.27 per share in connection with the settlement of interest rate agreements. These agreements were entered into in April 1998, concurrent with the filing of the Registration Statement under which the Notes are being offered, to secure interest rates in anticipation of offering debt securities. The planned issuance of these debt securities did not occur, initially due to the consideration of a major acquisition and, subsequently, the instability in the U.S. corporate bond market. These agreements were settled and paid in October 1998 resulting in the charge discussed above.

1997 COMPARED TO 1996

     Sales for fiscal 1997 of $3.3 billion were up by $165 million, or 5 percent, above fiscal 1996.

     Heavy Vehicle Systems product sales grew to nearly $2 billion in fiscal 1997, an increase of $130 million, or 7 percent, over fiscal 1996. This sales growth was driven largely by increased sales in North America which benefited from higher sales in the aftermarket as well as greater market penetration by the Company's truck drivetrain products and trailer axle and brake products. Sales also increased in emerging markets including Brazil and China, while sales declined in Europe, where industry volumes were lower.

     Light Vehicle Systems product sales in fiscal 1997 of $1.4 billion increased $35 million, or 3 percent, over fiscal 1996. The sales performance was linked to ongoing growth in North America, offset somewhat by a decline in European sales, due principally to the currency translation impact of a strong U.S. dollar in fiscal 1997 and decreased sunroof demand. North American sales growth of 13 percent in generally flat light vehicle markets was chiefly the result of stronger market penetration in door, suspension, seat adjusting systems and wheel products.

     Gross margin for fiscal 1997 improved $41 million, or 10 percent, over fiscal 1996. Operating earnings for fiscal 1997 increased $35 million, or 24 percent, over fiscal 1996. Excluding restructuring and spin-off costs of $29 million recorded in fiscal 1997 and restructuring costs of $36 million recorded in fiscal 1996, operating earnings for fiscal 1997 increased $28 million, or 15 percent, over fiscal 1996. This growth in gross margin and operating earnings was due principally to the fiscal 1996 restructuring program as well as other productivity and cost improvement programs (previously described).

     In fiscal 1997, the Company recorded a $21 million ($16 million after-tax) restructuring charge related to workforce reductions and other manufacturing cost reduction programs, mostly outside the United States. The provision included severance and other employee costs of $16 million and other facility-related costs of $5 million. The Company also recorded an $8 million ($5 million after-tax) charge in fiscal 1997 related to costs associated with its spin-off from Rockwell including costs for communications, brand advertising, recruitment and other professional services. Operating margins before the restructuring and spin-off costs were 6.3 percent in fiscal 1997, as compared to 5.8 percent in fiscal 1996, principally due to increased sales of higher margin aftermarket products, continued improvement in production processes and cost improvements from the 1996 restructuring, which offset investments in new product development, continuing launch costs related to seat adjusting systems products and higher engineering costs. Selling, general and administrative expenses in fiscal 1997 increased $13 million, or 6 percent over fiscal 1996, due to increased sales volume and increased spending on information technology projects.

     Other income in fiscal 1997 decreased $31 million from fiscal 1996, primarily due to one-time gains in fiscal 1996 which included a $14 million ($10 million after-tax) gain on the sale of Brazilian assets and $15 million ($9 million after-tax) from the settlement of certain environmental insurance claims.

FINANCIAL CONDITION

     Cash flow from operations for fiscal 1998 was $278 million, an increase of 34 percent over the prior year, reflecting the Company's strong emphasis on cash generation. Cash flow from operations was $208 million in fiscal 1997 and $197 million in fiscal 1996. Sales growth related to both Heavy Vehicle Systems and Light Vehicle Systems products resulted in an increase in accounts receivables, inventories and accounts payables at the end of each fiscal year.

     The strong cash flows allowed the Company to fund capital expenditures of $139 million in fiscal 1998, $126 million in fiscal 1997 and $144 million in fiscal 1996, as the Company continued to invest in the property, plant and equipment needed for future business requirements. Capital expenditures in fiscal 1998 included equipment to support new product introductions, capacity expansion and new production processes.

     Increased cash flow in fiscal 1998 enabled the Company to reduce debt and improve its long-term debt to capitalization ratio by 20 percentage points, to 51 percent at September 30, 1998, from 71 percent at September 30, 1997. (As discussed below, this ratio increased at December 31, 1998 due to acquisition activities.) Pre-tax interest coverage was 7.4x for the year ended September 30, 1998, excluding the interest rate settlement cost of $31 million (see discussion in Results of Operations -- 1998 Compared to 1997).

     In fiscal 1998, net cash used for investing activities consisted of the capital expenditures described above, $8 million used to acquire sunroof patents and technologies and to further invest in the Company's Chinese heavy axle joint venture with Xuzhou Construction Machinery Axle and Case Co., offset by $17 million of proceeds received from the sale of a long-term note receivable and other property. In fiscal 1997, the $16 million in acquisition of businesses and investments consisted primarily of investments in the Company's Chinese heavy axle joint venture. In fiscal 1996, the $101 million of net cash used for investing activities included, in addition to capital expenditures, proceeds of $58 million from the disposition of property and businesses primarily related to the sale of Brazilian assets, and $15 million used for investments in joint ventures.

     Net cash used for financing activities was $216 million in 1998. This amount reflects payments of $222 million to reduce debt under the Company's revolving credit facility, partially offset by a $93 million increase in other borrowings. In addition, the Company made net payments of $58 million related to certain Canadian tax obligations incurred in connection with the transfer of assets prior to the Distribution and payments of $29 million of cash dividends, or $.42 per share. Net cash used for financing activities for fiscal 1997 was comprised primarily of $445 million of proceeds from borrowings under the credit facility used to fund a pre-Distribution payment to Rockwell. In addition, $58 million in cash was provided by Rockwell to fund the Canadian tax obligations described above and the Company paid $84 million in cash distributions to Rockwell. Net cash used for financing activities was $84 million in 1996, primarily related to cash distributions to Rockwell.

     Cash provided by operating activities for the fiscal 1999 first quarter was $18 million, a decrease of $47 million compared to the first quarter of fiscal 1998. The decrease was due primarily to increases in working capital requirements, principally in accounts payable and accrued compensation and benefits. This increase was partially offset by a decrease in accounts receivable.

     Capital expenditures of $19 million in the first quarter of fiscal 1999 included equipment for continued new product introductions, capacity expansion and new production processes. The Company anticipates full year fiscal 1999 capital expenditures of approximately $150 million, excluding the effect of acquisitions.

     The Company has pursued growth initiatives to further strengthen its position in the global automotive original equipment and aftermarket segments. As discussed above in Overview and Outlook, in late December 1998, the Company completed the acquisition of the European heavy truck axle manufacturing operations of Volvo Truck Corporation and Euclid Industries, a leading supplier of aftermarket replacement parts for medium- and heavy-duty vehicles. The Company's long-term debt to capitalization ratio increased to 63 percent at December 31, 1998 from 51 percent at September 30, 1998, reflecting the impact of these acquisitions. The Company also completed the acquisition of the Heavy Vehicle Braking Systems business of LucasVarity plc on January 29, 1999. Meritor regularly considers various strategic and business opportunities, including acquisitions. Although no assurance can be given as to whether or when any additional acquisitions will be consummated, if agreement were to be reached, the Company could finance such acquisitions by issuance of additional debt or equity securities. The additional debt from any such acquisitions, if consummated, would further increase the Company's debt to capitalization ratio.

     In the first quarter of fiscal 1999, cash provided by financing activities includes $242 million net increase in debt, of which $180 million was utilized to fund acquisitions of businesses. In November 1998, the Board of Directors declared a $.105 per share quarterly dividend that was paid on December 14, 1998.

     On January 15, 1999 the Company entered into a $300 million unsecured term credit facility with six banks. Interest rates under this credit facility are based on LIBOR plus 75 basis points. The facility expires in January 2000. The Company borrowed $300 million under the credit facility during January 1999. A portion of the proceeds of the sale of the Notes will be used to repay these borrowings.

     Standard & Poor's and Moody's assigned "BBB/Baa2" credit ratings, respectively, to the Company's debt as of September 30, 1998. After consideration of the three strategic acquisitions described above, Standard & Poor's and Moody's reaffirmed these ratings.

     See Results of Operations -- 1998 Compared to 1997 above for information with respect to a one-time charge of $31 million ($19 million after-tax) in connection with the settlement of interest rate agreements.

     The Company has retirement medical and pension plans which cover most of its United States and certain non-United States employees. Retirement medical plan payments aggregated $36 million in fiscal 1998, $36 million in fiscal 1997 and $35 million in fiscal 1996 and are expected to approximate $36 million in fiscal 1999. The Company made pension plan contributions of $28 million in fiscal 1998, $5 million in fiscal

1997 and $2 million in fiscal 1996. Management expects to fund at least the minimum pension plan contributions required by government regulations for the various plans in fiscal 1999 and anticipates that pension plan funding will be approximately $25 million.

INCOME TAXES

     The Company's effective income tax rate in fiscal 1998 was 40.0 percent compared to 41.3 percent in fiscal 1997 and 37.6 percent in fiscal 1996. The tax rate decline in fiscal 1998 was primarily due to changes in the mix of foreign income. The higher tax rate in fiscal 1997 was due primarily to a lower level of foreign net operating loss utilization in fiscal 1997 and a refund of certain foreign income taxes in fiscal 1996.

ENVIRONMENTAL MATTERS

     Federal, state and local requirements relating to the discharge of substances into the environment, the disposal of hazardous wastes and other activities affecting the environment have had and will continue to have an impact on the manufacturing operations of the Company. Thus far, compliance with environmental requirements and resolution of environmental claims have been accomplished without material effect on the Company's liquidity and capital resources, competitive position, or financial statements. In connection with the Distribution, the Company assumed all liabilities in respect of environmental matters related to current and former operations of Rockwell's automotive businesses.

     The Company has been designated as a potentially responsible party at three Superfund sites, excluding sites as to which the Company's records disclose no involvement or as to which the Company's potential liability has been fully determined. Management estimates the total reasonably possible costs the Company could incur for the remediation of Superfund sites at September 30, 1998 to be approximately $16 million, of which $10 million had been accrued.

     Various other lawsuits, claims and proceedings have been asserted against the Company alleging violation of federal, state and local environmental protection requirements, or seeking remediation of alleged environmental impairments, principally at previously disposed of properties. For these matters, management has estimated the total reasonably possible costs the Company could incur at September 30, 1998 to be approximately $39 million. The Company has recorded environmental accruals for these matters of $14 million.

     At September 30, 1998, there were no receivables recorded from third parties related to environmental matters.

     Management believes that, at December 31, 1998, there had been no material change to this information.

     Based on its assessment and after consulting with Robert L. Schroder, Esq., Assistant General Counsel of the Company, management believes that the Company's expenditures for environmental capital investment and remediation necessary to comply with present regulations governing environmental protection and other expenditures for the resolution of environmental claims will not have a material adverse effect on the Company's liquidity and capital resources, competitive position or financial statements. Management cannot assess the possible effect of compliance with future requirements.

INTERNATIONAL OPERATIONS

     Nearly one-half of the Company's total assets and 38 percent of sales for the year ended September 30, 1998 were outside North America, primarily in France, the United Kingdom, Germany, Brazil and Italy. Borrowings under the Company's revolving credit facility have been principally in the United States, Canada, Italy and the United Kingdom. Management believes that international operations have significantly benefited the financial performance of the Company. However, the Company's international operations are subject to a number of risks inherent in operating abroad. There can be no assurance that these risks will not have a material adverse impact on the Company's ability to increase or maintain its foreign sales or on its financial condition or results of operations.

     On January 1, 1999, the Euro became the common currency of eleven countries of the European Union. During a three-year transition period, the present national currencies of these eleven countries will become sub-units of the Euro at fixed exchange rates. The European Union's current plans call for the transition period to be completed by July 1, 2002, at which time the Euro will become the sole legal tender in those participating countries.

     The Company is engaged in business in some of the countries that participate in the European Monetary Union, and sales for fiscal 1998 in these countries were approximately 21 percent of the Company's total sales. In addition, the Company enters into foreign currency forward exchange contracts with respect to several of the existing currencies that will be subsumed into the Euro and has borrowings in participating currencies primarily under its revolving credit facility. The Company has analyzed the potential effects of the Euro conversion on competitive conditions, information technology and other systems, currency risks, financial instruments and contracts, and has examined the tax and accounting consequences of Euro conversion, and believes that the conversion has not had and will not have a material adverse effect on its business, operations and financial condition.

     The Company is making the necessary adjustments to accommodate the conversion, including modifications to its information technology systems and programs, pricing schedules and financial instruments. The Company expects that all necessary actions will be completed within budget and in a timely manner, and that the costs associated with the conversion to the Euro will not be material.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Company is exposed to foreign currency exchange rate risk inherent in its sales and assets and liabilities denominated in currencies other than the U.S. dollar and interest rate risk associated with the Company's debt. The Company does enter into foreign currency forward exchange contracts to minimize risk of loss from currency rate fluctuations on firm and identifiable foreign currency commitments entered into in the ordinary course of business. Also, the Company may, from time to time, use interest rate agreements in the management of interest rate exposure on selected debt issuances. It is the policy of the Company not to enter into derivative financial instruments for speculative purposes.

     The Company has performed a sensitivity analysis assuming a hypothetical 10 percent adverse movement in foreign currency exchange rates and interest rates applied to the underlying exposures described above. As of December 31, 1998, the analysis indicated that such market movements would not have a material effect on the Company's consolidated financial position, results of operations or cash flows. Actual gains or losses in the future may differ significantly from that analysis, however, based on changes in the timing and amount of interest rate and foreign currency exchange rate movements and the Company's actual exposures.

YEAR 2000 READINESS DISCLOSURE

BACKGROUND

     The Company initiated a Company-wide year 2000 project to determine whether the Company's Information Technology ("IT") and non-IT systems are year 2000 compliant and to identify and implement the remedial actions necessary to effect compliance. None of the Company's other IT projects have been significantly delayed due to the year 2000 project. The year 2000 project also includes an assessment of compliance at the supplier and service provider level in order to minimize supply disruptions. In addition, certain of the Company's locations are implementing Enterprise Resource Planning systems. It is anticipated that these systems will be in place in 1999 and will be year 2000 compliant. Because the Company's customer base is diverse, fewer resources of the project have been directed to the area of customer compliance.

COMPANY'S STATE OF READINESS

     The project is divided into four major sections -- business and engineering, factory floor, IT infrastructure (hardware and software) and supply chain. Each section involves three phases: phase one -- identification of risks; phase two -- defining the scope of necessary corrections, preparation of related plans and cost estimates and development of contingency plans; and phase three -- implementation of decisions to repair, replace or retire the systems in question.

     The consulting firm of Keane, Inc. was engaged to coordinate the year 2000 project for all four major sections and to provide more direct assistance with respect to the business and engineering section and the IT infrastructure section. In addition, the Company engaged outside consultants to assist in risk identification, analysis and remediation planning for factory floor operations and to assist in implementing repair and remediation projects at local sites.

     The business and engineering section includes manufacturing, financial applications and remediation projects, critical core business system validation testing, aftermarket systems and supplemental systems. The factory floor section includes shop floor controls and facility systems. The IT infrastructure section includes PC/LAN hardware, software and peripherals; mainframe, midrange and UNIX systems; engineering workstations; and telecom/global carriers. The supply chain section includes formal communication with the Company's significant customers, suppliers and critical service providers. The Company estimates that all four areas will be year 2000 compliant by June 30, 1999, with follow-up reviews scheduled through the remainder of 1999.

     The following chart summarizes the status of completion by section for each phase of the project at December 31, 1998:

                                                              APPROXIMATE PERCENTAGE COMPLETED
                                                              --------------------------------
                                                              PHASE 1     PHASE 2     PHASE 3
                                                              --------    --------    --------
Business and Engineering....................................    100        75-100*     35-100*
Factory floor...............................................    100        95-100*         15
IT Infrastructure...........................................    100           100       30-85*
Supply Chain................................................    100            65       10-15*

---------------
* Percentage of completion varies by location and by separate project within each section

CONTINGENCY PLANS

     The Company is in the initial stage of developing contingency plans designed to minimize any adverse effects that would result if timely compliance were not achieved, either internally or at the third party level. The planning process will include identification of the areas of the Company's business and suppliers with the greatest potential of non-compliance and arrangements for alternate suppliers, backup systems or stockpiling of components in the affected areas. The Company expects to complete its analysis and have contingency arrangements in place by September 30, 1999.

COSTS

     The Company currently estimates that the aggregate cost of the year 2000 project will be approximately $26 million. These amounts exclude employee expense and computer equipment and upgrades that would have been purchased regardless of the year 2000 project. The Company spent $1.0 million, $10.2 million and $0.7 million during the first quarter of 1999 and fiscal 1998 and 1997, respectively, on the project. In the first quarter of 1999, approximately $0.7 million of expenditures related to IT infrastructure and approximately $0.3 million related to the factory floor. In fiscal 1998, approximately $6.6 million of expenditures related to business and engineering systems and IT infrastructure and approximately $3.6 million related to the factory floor. These costs are being expensed as incurred and are being funded through operating cash flows and do not include costs that may be incurred as a result of the failure of third parties, including suppliers, to become year 2000 compliant or costs to implement contingency plans.

     The Company currently estimates that the costs incurred in connection with the Enterprise Resource Planning systems will be approximately $35 million, including costs of internal employees dedicated to the project. The Company anticipates that approximately $30 million of the total costs will be capitalized and amortized over five years.

RISKS

     Incomplete or untimely resolution of the year 2000 issue by the Company, key suppliers, customers and other parties could have a material adverse effect on the Company's results of operations, financial condition and cash flows. The year 2000 project is expected to reduce significantly the Company's level of uncertainty about year 2000 issues. The Company believes that completed and planned modifications and conversions of its internal IT and non-IT systems will allow it to be year 2000 compliant in a timely manner. However, due to the general uncertainty inherent with year 2000 compliance, the Company is unable to determine at this time whether the consequences of year 2000 failures by third parties will have a material impact on the Company.

     As discussed in Overview and Outlook above, the Company completed the acquisition of three separate businesses in late December 1998 and January 1999. The Company is currently assessing the year 2000 compliance of the IT and non-IT systems of the acquired businesses and of their supply chains.

     Forward-looking statements contained in this section should be read in conjunction with the Company's disclosures under the heading "Forward-Looking Statements" above.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The Company has calculated ratios of earnings to fixed charges of 5.1 for the three months ended December 31, 1998 and 5.5 for the fiscal year ended September 30, 1998. "Earnings" are defined as pre-tax income from continuing operations, adjusted for income or loss attributable to minority interests in subsidiaries, undistributed earnings of less than majority owned subsidiaries, and fixed charges excluding capitalized interest. "Fixed charges" are defined as interest on borrowings (whether expensed or capitalized) and that portion of rental expense applicable to interest.

                            DESCRIPTION OF THE NOTES

     The Notes offered hereby constitute a single series of Debt Securities described in the accompanying Prospectus and will be limited to $400,000,000 aggregate principal amount, and will be issued only in registered form in denominations of $1,000 and any integral multiple thereof. The Indenture is qualified under the Trust Indenture Act of 1939, as amended (the "1939 Act"). Reference is made to the 1939 Act and the accompanying Prospectus for a detailed summary of additional provisions of the Notes and of the Indenture under which the Notes will be issued. The Chase Manhattan Bank is the Trustee under the Indenture.

INTEREST

     The Notes will bear interest from             , 1999 at the rate per annum
stated in their title, payable semi-annually on             and             of
each year, beginning             , 1999. Interest is payable to the persons in
whose names the Notes are registered at the close of business on the
            or             , as the case may be, preceding such interest payment
date, which will be the Regular Record Dates with respect to such series.

OPTIONAL REDEMPTION

     The Notes will be redeemable as a whole at any time or in part from time to time, at the option of the Company, on not less than 30 or more than 60 days' notice mailed to holders thereof, at a redemption price equal to the greater of
(i) 100% of the principal amount of such Notes being redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments (as defined below), discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate
plus   basis points together, in each case, with accrued interest on the principal amount being redeemed to such redemption date.

     "Treasury Rate" means, with respect to any redemption date, (i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate shall be calculated on the third Business Day preceding the redemption date.

     "Business Day" means any calendar day that is not a Saturday, Sunday or legal holiday in New York, New York and on which commercial banks are open for business in New York, New York.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term ("Remaining Life") of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

     "Independent Investment Banker" means Morgan Stanley & Co. Incorporated or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee after consultation with the Company.

     "Comparable Treasury Price" means (i) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (ii) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

     "Reference Treasury Dealer" means (i) Morgan Stanley & Co. Incorporated, Bear, Stearns & Co. Inc., J.P. Morgan Securities Inc. and Salomon Smith Barney Inc. and their respective successors, provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer and (ii) any other Primary Treasury Dealer selected by the Company.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

     "Remaining Scheduled Payments" means, with respect to each Note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that if such redemption date is not an interest payment date with respect to such Note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

     On and after the redemption date, interest will cease to accrue on the Notes or any portion thereof called for redemption. On or before any redemption date, the Company shall deposit with a paying agent (or the Trustee) money sufficient to pay the redemption price of and accrued interest on the Notes to be redeemed on such date. If less than all the Notes are to be redeemed, the Notes to be redeemed shall be selected by the Trustee by such method as the Trustee shall deem fair and appropriate.

DEFEASANCE

     The provisions of the Indenture relating to defeasance described under "Description of the Debt Securities -- Defeasance and Covenant Defeasance" in the accompanying Prospectus apply to the Notes.

BOOK-ENTRY SYSTEM

     The Depository Trust Company (the "Depositary" or "DTC") will act as securities depositary for the Notes. The Notes will be issued as fully registered securities registered in the name of Cede & Co. (the Depositary's partnership nominee). One or more fully registered global certificates representing the Notes (the "Global Securities") will be issued, in the aggregate principal amount of the Notes, and will be deposited with the Depositary. The provisions set forth under "Description of the Debt Securities -- Global Securities" in the accompanying Prospectus will be applicable to the Notes.

     The following is based on information furnished by the Depositary.

     The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary holds securities that its participants ("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants ("Direct Participants") include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the Securities and Exchange Commission.

     Purchases of Notes under the Depositary's system must be made by or through Direct Participants, which will receive a credit for such Notes on the Depositary's records. The ownership interest of each actual purchaser of each Note represented by a Global Security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such Beneficial Owners entered into the transaction. Transfers of ownership interests in any Global Security representing Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners of any Global Security representing Notes will not receive Notes in definitive form representing their ownership interests therein, except in the event that use of the book-entry system for the Notes is discontinued or upon the occurrence of certain other events described herein.

     To facilitate subsequent transfers, all Global Securities representing Notes which are deposited with the Depositary are registered in the name of the Depositary's partnership nominee, Cede & Co. The deposit of Global Securities with the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Global Securities representing the Notes; the Depositary's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time.

     Neither the Depositary nor Cede & Co. will consent or vote with respect to the Global Securities representing the Notes. Under its usual procedures, the Depositary mails an omnibus proxy (an "Omnibus Proxy") to the Company as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

     Principal and interest payments on the Global Securities representing the Notes will be made to Cede & Co., as nominee of the Depositary. The Depositary's practice is to credit Direct Participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name", and will be the responsibility of such Participants and not of the Depositary, the Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. is the responsibility of the Company or the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants. Neither the Company nor the Trustee will have any responsibility or liability for the disbursements of payments in respect of ownership interests in the Notes by the Depositary or the Direct or Indirect Participants or for maintaining or reviewing any records of the Depositary or the Direct or Indirect Participants relating to ownership interests in the Notes or the disbursement of payments in respect thereof.

     The Depositary may discontinue providing its services as securities depositary with respect to the Notes at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, and in the event that a successor securities depositary is not obtained, Notes in definitive form are required to be printed and delivered. The Company may decide to discontinue use of a system of book-entry transfers through the Depositary (or a successor securities depositary). In that event, Notes in definitive form will be printed and delivered.

     The information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from sources that the Company believes to be reliable. The Company and the Underwriters take no responsibility for its accuracy. This information is subject to any changes to the arrangements between the Company and the Depositary and any changes to such procedures that may be instituted unilaterally by the Depositary.

GENERAL

     Other than the protections which may otherwise be afforded holders of the Notes as a result of the operation of the covenants described under "Covenants" in the accompanying Prospectus, there are no covenants or other provisions which may afford holders of the Notes protection in the event of a leveraged buyout or other highly leveraged transaction involving the Company or any similar occurrence.

     The Notes will not be subject to any sinking fund provisions.

                                  UNDERWRITING

     Under the terms and conditions contained in the underwriting agreement dated the date hereof (the "Underwriting Agreement"), the underwriters named below (the "Underwriters") have severally agreed to purchase, and the Company has agreed to sell to them, the respective amounts of the Notes set forth opposite their names below.

                                                           PRINCIPAL
NAME                                                    AMOUNT OF NOTES
----                                                    ---------------
Morgan Stanley & Co. Incorporated.....................     $
Bear, Stearns & Co. Inc. .............................
J.P. Morgan Securities Inc. ..........................
Salomon Smith Barney Inc. ............................
Warburg Dillon Read LLC...............................
Deutsche Bank Securities Inc. ........................
First Chicago Capital Markets, Inc. ..................
Scotia Capital Markets (USA) Inc. ....................
                                                           --------
          Total.......................................     $
                                                           ========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Notes are subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. The Underwriters are obligated to take and pay for all the Notes if any are taken.

     The Underwriters propose initially to offer the Notes in part to the public at the public offering price set forth on the cover page of this Prospectus Supplement and in part to certain dealers at prices that represent a concession
not in excess of .     % of the principal amount of the Notes. Any Underwriter
may allow, and such dealers may reallow, a concession not in excess of .     %
of the principal amount of the Notes to certain brokers and other dealers. After the initial offering of the Notes, the offering price and other selling terms may from time to time be varied by the Underwriters.

     There is no public trading market for the Notes and the Company does not intend to apply for listing of the Notes on any national securities exchange or for quotation of the Notes on any automated dealer quotation system. The Company has been advised by the Underwriters that they presently intend to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Notes and any such market making may be discontinued at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Notes.

     In order to facilitate the offering of the Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may over-allot in connection with this offering, creating short positions in the Notes for their own account. In addition, to cover over-allotments or to stabilize the price of the Notes, the Underwriters may bid for, and purchase, Notes in the open market. Finally, the Underwriters may reclaim selling concessions allowed to an underwriter or dealer for distributing Notes in this offering, if the Underwriters repurchase previously distributed Notes in transactions that cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     Certain of the Underwriters and their affiliates have provided, and may in the future continue to provide, investment banking and other financial services to the Company in the ordinary course of business, for which they receive customary compensation. In the case of affiliates of J.P. Morgan Securities Inc., Warburg Dillon Read LLC, Deutsche Bank Securities Inc., First Chicago Capital Markets, Inc. and Scotia Capital Markets

(USA) Inc., acting as lenders under the Company's bank credit facilities, such affiliates will receive certain amounts as repayment under these facilities from the net proceeds of the offering of the Notes. See "Use of Proceeds" in this Prospectus Supplement. Because more than 10% of the net proceeds of the offering will be paid to affiliates of members of the National Association of Securities Dealers, Inc. (the "NASD") who are participating in this offering, the offering is being made pursuant to Rule 2710(e)(8) of the Conduct Rules of the NASD.

PROSPECTUS

                            MERITOR AUTOMOTIVE, INC.

                                DEBT SECURITIES

                            ------------------------

     Meritor Automotive, Inc., a Delaware corporation (the "Company"), may offer its debt securities ("Debt Securities"), in one or more series from time to time, in an aggregate principal amount (or, in the case of Debt Securities issued at an original issue discount, net proceeds) not to exceed $500,000,000, or the equivalent of that amount in one or more foreign or composite currencies, on terms to be determined at the time of sale. This Prospectus will be supplemented by a prospectus supplement (the "Prospectus Supplement") that will set forth, as applicable, the specific designation, aggregate principal amount, authorized denominations, purchase price, maturity, interest rate (or manner of calculation of interest rate) and time of payment of interest, if any, any redemption terms, the currency or composite currency in which the Debt Securities or any interest on the Debt Securities will be payable, and other specific terms, and any listing on a securities exchange, of the series of Debt Securities in respect of which this Prospectus is being delivered (the "Offered Debt Securities"), together with the terms of offering of the Offered Debt Securities.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

     The Company may sell the Debt Securities through underwriters, dealers or agents designated from time to time, or directly to one or more purchasers. See "Plan of Distribution". The Prospectus Supplement will set forth the names of any underwriters, dealers or agents involved in the sale of the Offered Debt Securities, any applicable commissions or discounts and the net proceeds to the Company from any such sale.

                            ------------------------

                  THE DATE OF THIS PROSPECTUS IS JUNE 4, 1998.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). This Prospectus contains information concerning the Company, but does not contain all of the information set forth in the Registration Statement of which this Prospectus is a part, and exhibits and amendments to the Registration Statement that the Company has filed or may file with the SEC under the Securities Act of 1933, as amended (the "Securities Act"). Such reports, proxy statements, Registration Statement, exhibits and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants (including the Company) that file electronically with the SEC (http://www.sec.gov).

     The Company's Common Stock, par value $1 per share, is listed on the New York Stock Exchange. Reports, proxy statements and other information concerning the Company can be inspected at the office of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents, or portions of documents, filed with the SEC pursuant to the Exchange Act (File No. 1-13093), are incorporated in this Prospectus by reference and made a part hereof:

          (a) the Company's Annual Report on Form 10-K for the Fiscal Year Ended September 30, 1997 (including the portions of the Company's 1997 Annual Report to Shareowners and the Company's Proxy Statement on Schedule 14A for the Company's 1998 Annual Meeting of Shareowners that are incorporated therein by reference);

          (b) the Company's Quarterly Report on Form 10-Q for the Quarterly Period Ended December 31, 1997; and

          (c) the Company's Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 1998.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities hereunder shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents (such documents, and the documents listed above, being referred to as the "Incorporated Documents"). Any statement contained herein or in an Incorporated Document shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed Incorporated Document, or in an accompanying Prospectus Supplement, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the Incorporated Documents, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference therein. Requests should be directed to David W. Greenfield, Senior Vice President, General Counsel and Secretary, Meritor Automotive, Inc., 2135 West Maple Road, Troy, Michigan, 48084, telephone number (248) 435-7708.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE DEBT SECURITIES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION".

                                  THE COMPANY

     The Company is a leading global supplier of a broad range of components and systems for use in commercial, specialty and light vehicles and serves its customers worldwide through Heavy Vehicle Systems ("HVS") and Light Vehicle Systems ("LVS"). HVS supplies drivetrain systems and components, including axles, brakes, transmissions, clutches and drivelines, for heavy-duty and medium-duty trucks, trailers, off-highway equipment, buses and coaches, as well as other specialty and military vehicles. LVS supplies electromechanical and other components and systems, including roof, door, access control and seat adjusting systems, as well as suspension products and steel wheels, for passenger cars, light trucks and sport utility vehicles.

     The Company was incorporated in Delaware in May 1997 in connection with the September 30, 1997 distribution by Rockwell International Corporation ("Rockwell"), the Company's former parent company, to Rockwell shareowners on a pro rata basis of all of the issued and outstanding shares of the Company (the "Distribution"). Prior to the Distribution, Rockwell transferred substantially all of its operations, assets and liabilities related to the automotive businesses then owned and operated by Rockwell (including liabilities relating to former operations) to the Company or to subsidiaries of the Company.

     The Company's principal executive offices are located at 2135 West Maple Road, Troy, Michigan 48084. Its telephone number is (248) 435-1000.

                                USE OF PROCEEDS

     Except as may otherwise be set forth in a Prospectus Supplement, the net proceeds to be received by the Company from the issuance and sale of the Debt Securities will be added to the Company's general funds which will be available for general corporate purposes, including the repayment of existing indebtedness, working capital needs, capital expenditures and acquisitions. Pending application of the funds, the Company will use the net proceeds of the Debt Securities for short-term investments.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The Company has calculated ratios of earnings to fixed charges for the periods indicated, as follows:

                                                                                                   SIX
                                                                                  PRO FORMA      MONTHS
                                             YEAR ENDED SEPTEMBER 30,(1)         YEAR ENDED       ENDED
                                        -------------------------------------   SEPTEMBER 30,   MARCH 31,
                                        1993    1994    1995    1996    1997       1997(2)        1998
                                        -----   -----   -----   -----   -----   -------------   ---------
Ratio of Earnings to Fixed
  Charges(3)..........................   6.8     5.6    10.3    11.7    11.7         4.7           6.1

---------------
(1) The financial information presented for periods prior to September 30, 1997 has been prepared based on the combined historical financial position, results of operations and cash flows of the ongoing automotive businesses of Rockwell prior to the Distribution and is not necessarily indicative of what the financial position, results of operations or cash flows would have been had the Company been an independent public company during the periods presented.

(2) Pro forma financial information presented as if the Company was a stand-alone entity in fiscal 1997. Pro forma information reflects (a) the
    68.9 million shares of the Company's common stock issued on the date of the Distribution, (b) management's estimate that corporate costs would have been $11 million lower on a stand-alone basis than those allocated to the automotive businesses by Rockwell and (c) $28 million of interest expense at 6 percent for the year ended September 30, 1997, related to the debt incurred by the Company in connection with the $445 million pre-Distribution payment to Rockwell.

(3) "Earnings" are defined as pre-tax income from continuing operations, adjusted for income or loss attributable to minority interests in subsidiaries, undistributed earnings of less than majority owned subsidiaries, and fixed charges excluding capitalized interest. "Fixed charges" are defined as interest on borrowings (whether expensed or capitalized) and that portion of rental expense applicable to interest.

                       DESCRIPTION OF THE DEBT SECURITIES

     The Debt Securities are to be issued under an Indenture, dated as of April 1, 1998 (the "Indenture"), between the Company and The Chase Manhattan Bank, as trustee (the "Trustee"). The Indenture is filed as an exhibit to the Registration Statement, and copies of the Indenture may be obtained from the Commission in the manner set forth above under "Available Information". Certain provisions of the Indenture are summarized below. Such summaries are subject to, and are qualified by reference to, all provisions of the Indenture, including the definitions therein of certain terms. Numerical references in parentheses below are to sections of the Indenture. Whenever particular provisions or sections of the Indenture or terms defined in the Indenture are referred to in this Prospectus, such provisions, sections or definitions are incorporated by reference as a part of the statements made, and the statements are qualified by such reference. Unless otherwise indicated, capitalized terms used in this section that are defined in the Indenture have the meanings ascribed to such terms in the Indenture.

     The description below sets forth certain general terms and provisions of the Debt Securities. The specific terms of the Offered Debt Securities, as well as any modifications of or additions to the general terms of the Debt Securities set forth below that may be applicable in the case of the Offered Debt Securities, are described in the Prospectus Supplement. For a description of the terms of the Offered Debt Securities, reference must be made to both the Prospectus Supplement and the description of the Debt Securities in this Prospectus.

GENERAL

     The Indenture does not limit the amount of Debt Securities which may be issued thereunder and provides that Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Company, in one or more series. Under the Indenture, the Company has the ability to issue Debt Securities with terms different from those of Debt Securities previously issued thereunder, and without the consent of the holders thereof, to issue additional amounts of a series of Debt Securities (with different dates for payments, different rates of interest and in a different Currency or Currencies). Reference is made to the Prospectus Supplement for the following terms of the Offered Debt Securities, as applicable: (1) the title of the Offered Debt Securities; (2) any limit on the aggregate principal amount of the Offered Debt Securities and any limit on the aggregate principal amount of Debt Securities of such series; (3) if other than Dollars, the Currency or Currencies in which the Offered Debt Securities are to be denominated, the manner in which the Dollar equivalent of the principal amount is to be determined upon original issuance and if any payment of principal of (or premium, if any) or interest, if any, on or any other amount in respect of the Offered Debt Securities will be payable other than in Dollars, the Currency or Currencies in which such payment shall be payable; (4) the date or dates, or the method by which such date or dates will be determined or extended, on which the principal of (and premium, if any, on) the Offered Debt Securities will be payable; (5) the rate or rates, or the method of determination thereof, at which the Offered Debt Securities shall bear interest, if any, the date or dates from which such interest shall accrue or the method by which such date or dates shall be determined, the date or dates on which such interest shall be payable and for any Registered Securities the Regular Record Dates, if any, for such interest payment dates, or the method by which such date or dates shall be determined, and the basis on which any interest shall be calculated if other than on the basis of a 360-day year of twelve 30-day months; (6) the place or places where principal of (and premium, if any) and interest, if any, on the Offered Debt Securities may be payable, where any Registered Securities may be surrendered for registration of transfer and where Offered Debt Securities may be exchanged and notices and demands may be served or published; (7) the period or periods within which, the price or prices at which, the Foreign Currency or Foreign Currencies, if any, in which and the other terms and conditions upon which the Offered Debt Securities may be redeemed, in whole or in part, at the option of the Company; (8) the obligation, if any, of the Company to redeem or purchase the Offered Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a holder thereof, and the period or periods within which, the price or prices at which, the Foreign Currency or Foreign Currencies, if any, in which, and the other terms and conditions upon which Offered Debt Securities shall be redeemed or purchased, in whole or in part, pursuant to such obligation; (9) the denomination of any Registered Security (if other than $1,000 or any integral multiple thereof) and of any Bearer Security (if other than $10,000 or any integral multiple thereof); (10) the portion of the principal amount of the Offered Debt Securities, if other than the principal amount thereof, payable upon acceleration of Maturity thereof or the method by which such portion shall be determined; (11) whether Offered Debt Securities are to be Registered Securities, Bearer Securities or both, are to be issuable with or without coupons or both, and the terms upon which Bearer Securities may be exchanged for Registered Securities, if other than in the manner provided in the Indenture, and, in the case of Bearer Securities, the date as of which such Bearer Securities shall be dated (if other than the date of original issuance of the first security of like tenor and term to be issued); (12) whether Offered Debt Securities are to be issued in whole or in part in the form of a Global Security, and in such case the Depositary, whether such global form is temporary or permanent, whether beneficial owners of interests in any Permanent Global Security may exchange such interests for Debt Securities of such series in certificated form and of like tenor of any authorized form and denomination and the circumstances under which any such exchanges may occur, if other than in the manner provided in the Indenture, and any applicable Exchange Date; (13) whether any additional amounts will be payable by the Company on the Offered Debt Securities in respect of any tax, assessment or governmental charge and whether the Company will have the option to redeem the Offered Debt Securities rather than pay such additional amounts or to redeem the Offered Debt Securities in the event of the imposition of any certification, documentation, information or other reporting requirement (and the terms and conditions of any such option);
(14) if the amount of payments of principal of (and premium, if any) or interest, if any, on the Offered Debt Securities may be determined with reference to an index, the manner in which such amounts shall be determined;
(15) the person to whom any interest on any Registered Security shall be payable, if other than the person in whose name such Registered Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date, the manner in which, or person to whom, any interest on any Bearer Security will be payable, if other than upon presentation and surrender of the coupons appertaining thereto as they mature, and the extent to which any interest payable on an Interest Payment Date on any temporary Global Security will be paid if other than in the manner provided in the Indenture; (16) any additions to or changes in any Events of Default or covenants applicable to the Offered Debt Securities set forth in the Indenture; (17) the application, if any, of the defeasance or covenant defeasance provisions of the Indenture to the Offered Debt Securities; (18) the designation of the initial Exchange Rate Agent, if applicable; (19) if other than the Trustee, the identity of the trustee, Authenticating Agent, Security Registrar and/or Paying Agent; and (20) any other terms of the Offered Debt Securities. (Section 3.01).

     Additional provisions of the Indenture, such as interest rate reset and extension provisions, may be made applicable to the Offered Debt Securities, as described in the Prospectus Supplement.

     If any series of Debt Securities is sold for, is payable in or is denominated in one or more Foreign Currencies, applicable restrictions, elections, tax consequences, specific terms and other information with respect to such series of Debt Securities and such Foreign Currency or Foreign Currencies shall be set forth in the Prospectus Supplement relating thereto.

     If the Debt Securities are being issued as original issue discount securities (bearing no interest or interest at a rate which at the time of issuance is below market rates) to be sold at a substantial discount below the stated principal amount, the United States federal income tax consequences and other considerations applicable to such original issue discount securities will be described in the related Prospectus Supplement.

     The Debt Securities will be unsecured and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company, unless otherwise indicated in the applicable Prospectus Supplement. Other than the protections which may otherwise be afforded holders of Debt Securities as a result of the operation of the covenants described under "Covenants" below or as may be made applicable to the Offered Debt Securities as described in the Prospectus Supplement, there are no covenants or other provisions which may afford holders of Debt Securities protection in the event of a leveraged buyout or other highly leveraged transaction involving the Company or any similar occurrence.

FORM, DENOMINATIONS, REGISTRATION, TRANSFER AND EXCHANGE

     Debt Securities of a series may be issuable solely as Registered Securities, solely as Bearer Securities or as both Registered Securities and Bearer Securities. Unless otherwise provided in the applicable Prospectus Supplement, Registered Securities denominated in Dollars (other than Registered Securities in global form, which may be in any denomination) are issuable in denominations of $1,000 and any integral multiple thereof and Bearer Securities denominated in Dollars (other than Bearer Securities in global form, which may be in any denomination) are issuable in denominations of $10,000 and any integral multiple thereof. The Indenture provides that Debt Securities of a series may be issuable in global form. See "Global Securities" below. Unless otherwise indicated in the applicable Prospectus Supplement, Bearer Securities (other than Global Securities) will have interest coupons attached. (Sections
2.01 and 3.02).

     Registered Securities of any series will be exchangeable for other Registered Securities of the same series of any authorized denominations, of like aggregate principal amount, tenor and terms. In addition, if Debt Securities of any series are issuable as both Registered Securities and Bearer Securities, at the option of the holder, but subject to applicable laws, upon request confirmed in writing and subject to the terms of the Indenture, Bearer Securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of such series will be exchangeable into Registered Securities of the same series of any authorized denominations and of like aggregate principal amount, tenor and terms. Bearer Securities surrendered in exchange for Registered Securities of the same series between the close of business on a Regular Record Date or a Special Record Date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and such interest will not be payable in respect of the Registered Security issued in exchange for such Bearer Security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Indenture. Unless otherwise specified in the applicable Prospectus Supplement, Bearer Securities will not be issued in exchange for Registered Securities. (Section 3.05).

     In connection with its original issuance, no Bearer Security shall be mailed or otherwise delivered to any location in the United States (as defined below under "Limitations on Issuance of Bearer Securities") and, unless otherwise specified in the applicable Prospectus Supplement, a Bearer Security may be delivered in connection with its original issuance only if the person entitled to receive such Bearer Security furnishes written certification, in the form required by the Indenture.

     Debt Securities may be presented for exchange as provided above, and Registered Securities may be presented for registration of transfer (duly endorsed or accompanied by a satisfactory written instrument of transfer), at the office of the Security Registrar or at the office of any transfer agent designated by the Company for such purpose with respect to such series of Debt Securities, without service charge and upon payment of any taxes and other governmental charges. (Section 3.05). If the Prospectus Supplement refers to any transfer agent (in addition to the Security Registrar) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent (or Security Registrar) acts, except that, if Debt Securities of a series are issuable as Registered Securities, the Company will be required to maintain a transfer agent in each Place of Payment for such series and, if Debt Securities of a series are issuable as Bearer Securities, the Company will be required to maintain (in addition to the Security Registrar) a transfer agent in a Place of Payment for such series located outside the United States. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities. (Section 10.02).

     In the event of any redemption, the Company shall not be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period of 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on (A) if Debt Securities of the series are issuable only as Registered Securities, the day of mailing of the relevant notice of redemption and (B) if Debt Securities of the series are issuable as Bearer Securities, the day of the first publication of the relevant notice of redemption or, if Debt Securities of the series are also issuable as Registered Securities and there is no publication, the mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Registered Security so selected for redemption in whole or in part, except the unredeemed portion of any

Registered Security being redeemed in part; or (iii) exchange any Bearer Security selected for redemption except that such a Bearer Security may be exchanged for a Registered Security of like tenor and terms of that series, provided that such Registered Security shall be simultaneously surrendered for redemption. (Section 3.05).

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a Depositary identified in the Prospectus Supplement relating to such series and registered in the name of the Depositary or the Depositary's nominee. Global Securities may be issued in fully registered or bearer form and may be issued in either temporary or permanent form.

     The Company anticipates that the following provisions will generally apply to depository arrangements. The specific terms of the depository arrangement with respect to a series of Debt Securities and whether all or any part of the Offered Debt Securities will be issued in the form of one or more Global Securities will be described in the Prospectus Supplement relating to such series.

     Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole between the Depositary for such Global Security and its nominee or by the Depositary or any nominee to a successor of the Depositary or a nominee of such successor.

     Upon the issuance of a Global Security, the Depositary for such Global Security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depositary ("Participants"). Such accounts shall be designated by the underwriters, dealers or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depositary or its nominee (with respect to interests of Participants) and records of Participants (with respect to interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of securities in definitive form. Such limits and such laws may impair the ability to own, pledge or transfer beneficial interests in a Global Security.

     So long as the Depositary for a Global Security or its nominee is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have any of the individual Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture.

     Payments of principal of (and premium, if any) and interest, if any, on individual Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such Debt Securities. None of the Company, the Trustee, any Paying Agent or the Security Registrar for such Debt Securities or any agent, underwriter or dealer through which such Debt Securities are offered or sold will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depositary for a series of Debt Securities or its nominee, upon receipt of any payment of principal (or premium, if any) or interest, if any, in respect of a permanent Global Security representing any of such Debt Securities, immediately will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security for such Debt Securities as shown on the records of such Depositary or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in such Global Security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name". Such payments will be the responsibility of such Participants.

     If a Depositary for a series of Debt Securities is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will issue individual Debt Securities of such series to Participants in exchange for the Global Security representing such series of Debt Securities. In addition, the Company may, at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine not to have any Debt Securities of such series represented by one or more Global Securities and, in such event, will issue individual Debt Securities of such series to Participants in exchange for the Global Security or Securities representing such series of Debt Securities. (Section 3.05).

LIMITATIONS ON ISSUANCE OF BEARER SECURITIES

     Unless otherwise provided in the applicable Prospectus Supplement, in compliance with United States federal tax laws and regulations, Bearer Securities (including Debt Securities in global form) may not be offered, sold, resold or delivered in connection with their original issuance in the United States or to United States persons (each as defined below) other than to a Qualifying Branch of a United States Financial Institution (as defined below) or a United States person acquiring Bearer Securities through a Qualifying Branch of a United States Financial Institution and any underwriters, agents and dealers participating in the offering of Debt Securities must agree that they will not offer any Bearer Securities for sale or resale in the United States or to United States persons (other than a Qualifying Branch of a United States Financial Institution or a United States person acquiring Bearer Securities through a Qualifying Branch of a United States Financial Institution) or deliver Bearer Securities within the United States. In addition, any such underwriters, agents and dealers must agree to send confirmations to each purchaser of a Bearer Security confirming that such purchaser represents that it is not a United States person or is a Qualifying Branch of a United States Financial Institution and, if such person is a dealer, that it will send similar confirmations to purchasers from it. The term "Qualifying Branch of a United States Financial Institution" means a branch located outside the United States of a United States securities clearing organization, bank or other financial institution listed under Treasury Regulation Section 1.165-12(c)(1)(v) that agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the United States Internal Revenue Code of 1986, as amended (the "Code"), and the regulations thereunder.

     Bearer Securities and any coupons appertaining thereto will bear a legend substantially to the following effect: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code." Under Sections 165(j) and 1287(a) of the Code, holders that are United States persons, with certain exceptions, will not be entitled to deduct any loss on Bearer Securities and must treat as ordinary income any gain realized on the sale or other disposition (including the receipt of principal) of Bearer Securities.

     The term "United States person" means a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof or therein (other than a partnership that is not treated as a United States person under any applicable Treasury Regulation which may be issued), and an estate or trust the income of which is subject to United States federal income taxation regardless of its source, and the term "United States" means the United States of America (including the states and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction.

PAYMENT AND PAYING AGENTS

     Unless otherwise provided in the applicable Prospectus Supplement, the Place of Payment for a series of Debt Securities issuable solely as Registered Securities will be New York, New York and the Company has initially designated an office of the Trustee in New York, New York for this purpose. Notwithstanding the foregoing, at the option of the Company, interest, if any, may be paid on Registered Securities by (i) check mailed to the address of the person entitled thereto as such person's address appears in the Security Register or (ii) transfer to an account located in the United States maintained by the person entitled thereto as specified in the Security Register. (Sections 3.07, 10.01 and 10.02). Unless otherwise provided in the applicable Prospectus Supplement, payment of any installment of interest on Registered Securities will be made to the person in whose name such Registered Security is registered at the close of business on the Regular Record Date for such interest payment. (Section 3.07).

     If Debt Securities of a series are issuable as Bearer Securities, unless otherwise provided in the applicable Prospectus Supplement, the Company will be required to maintain an office or agency outside the United States at which, subject to any applicable laws and regulations, the principal of (and premium, if any) and interest, if any, on such series will be payable; provided that, if required in connection with any listing of such Debt Securities on the London Stock Exchange Limited, the Luxembourg Stock Exchange or any other stock exchange located outside the United States, the Company will maintain an office or agency for such Debt Securities in London or Luxembourg or any city located outside the United States required by such stock exchange. (Section 10.02). The initial locations of such offices and agencies will be specified in the applicable Prospectus Supplement. Unless otherwise provided in the applicable Prospectus Supplement, payment of principal of (and premium, if any) and interest, if any, on Bearer Securities may be made, at the holder's option, by
(i) check in the Currency designated by the Bearer Security presented or mailed to an address outside the United States or (ii) transfer to an account in such Currency maintained by the person entitled thereto with a bank located outside the United States. (Sections 3.07 and 10.02). Unless otherwise provided in the applicable Prospectus Supplement, payment of installments of interest on any Bearer Securities on or before Maturity will be made only against surrender of coupons for such interest installments as they severally mature. (Section 10.01). Unless otherwise provided in the applicable Prospectus Supplement, no payment with respect to any Bearer Security will be made at any office or agency of the Company in the United States or by check mailed to an address in the United States or by transfer to an account maintained with a bank located in the United States. Notwithstanding the foregoing, payments of principal of (and premium, if any) and interest, if any, on Bearer Securities payable in Dollars may be made at an office of the Company's Paying Agent in the United States if (but only if) payment of the full amount thereof in Dollars at all offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions and the Trustee has received an Opinion of Counsel that such payment within the United States is legal. (Sections 3.07 and 10.02).

     The Company may from time to time designate additional offices or agencies for payment with respect to any Debt Securities, approve a change in the location of any such office or agency and, except as provided above, rescind the designation of any such office or agency. (Section 10.02).

     Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest, if any, on any Debt Security that is payable in a Currency other than Dollars will be made in Dollars in the event that such Currency (i) ceases to be used both by the government of the country that issued the Currency and by a central bank or other public institution of or within the international banking community for the settlement of transactions, (ii) is the ECU and ceases to be used both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or (iii) is any Currency unit (or composite Currency) other than the ECU and ceases to be used for the purposes for which it was established. (Section 3.10).

     All moneys deposited with the Trustee or any Paying Agent or held for the payment of principal of (or premium, if any) or interest, if any, on any Debt Security or any coupon appertaining thereto that remains unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will, at the request of the Company, be repaid to the Company and the holder of such Debt Security or any coupon appertaining thereto will thereafter look only to the Company for payment thereof. (Section 10.03).

CERTAIN DEFINITIONS

     "Restricted Subsidiary" means any Subsidiary of the Company other than an Unrestricted Subsidiary. "Unrestricted Subsidiary" means any Subsidiary designated as such from time to time by the Company. (Section 1.01). Subject to various limitations, the Company may from time to time designate any Restricted Subsidiary as an Unrestricted Subsidiary and any Unrestricted Subsidiary as a Restricted Subsidiary. (Section 10.07). Unrestricted Subsidiaries will not be restricted by the various provisions of the Indenture applicable to Restricted Subsidiaries, and the debt of Unrestricted Subsidiaries will not be consolidated with that of the Company and its Restricted Subsidiaries in calculating Consolidated Funded Debt under the Indenture.

     "Funded Debt" means (a) indebtedness for money borrowed having a maturity of more than 12 months, (b) certain obligations in respect of lease rentals and
(c) the higher of the par value or liquidation value of preferred stock of a Restricted Subsidiary that is not owned by the Company or a Wholly-owned Restricted Subsidiary, but, in the case of the Company, does not include certain debt subordinate to the Debt Securities. (Section 1.01).

     "Secured Debt" means indebtedness for money borrowed (other than indebtedness among the Company and Restricted Subsidiaries), which is secured by a mortgage or other lien on any Principal Property of the Company or a Restricted Subsidiary or a pledge, lien or other security interest on the stock or indebtedness of a Restricted Subsidiary. (Section 1.01).

     "Principal Property" includes any real property (including buildings and other improvements) of the Company or any Restricted Subsidiary, owned at the date of the Indenture or thereafter acquired (other than any pollution control facility, cogeneration facility or small power production facility acquired after the date of the Indenture), which (i) has a book value in excess of 2.5% of Consolidated Net Tangible Assets and (ii) in the opinion of the Board of Directors is of material importance to the total business conducted by the Company and its Restricted Subsidiaries as a whole. (Section 1.01).

     "Consolidated Net Tangible Assets" means, at any date of computation, the total amount of consolidated assets of the Company and its consolidated subsidiaries, less the sum of (a) all current liabilities, except for (i) any short-term debt, (ii) any current portion of long-term debt and (iii) any current portion of obligations under capital leases, and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense (less unamortized debt premium) and other like intangibles as shown on a balance sheet of the Company and its consolidated subsidiaries prepared not more than 90 days prior to the date of computation, in all cases computed in accordance with generally accepted accounting principles. (Section 1.01).

     "Sale and Lease-Back Transaction" means, subject to certain exceptions, sales or transfers of any Principal Property owned by the Company or any Restricted Subsidiary which has been in full operation for more than 180 days prior to such sale or transfer, where the Company or such Restricted Subsidiary has the intention of leasing back such property for more than 36 months but discontinuing the use of such property on or before the expiration of the term of such lease. (Section 10.06).

COVENANTS

     Limitations on Liens. The Company and its Restricted Subsidiaries are prohibited from creating, incurring, assuming or suffering to exist any Secured Debt without equally and ratably securing the outstanding Debt Securities. The foregoing restrictions are not applicable to (i) Secured Debt existing at the date of the Indenture; (ii) liens on property acquired or constructed after the date of the Indenture by the Company or a Restricted Subsidiary and created contemporaneously with, or within twelve months after, such acquisition or the completion of such construction to secure all or any part of the purchase price of such property or the cost of such construction; (iii) mortgages on property of the Company or a Restricted Subsidiary created within twelve months of completion of construction of a new plant or plants on such property to secure all or part of the cost of such construction; (iv) liens on property existing at the time such property is acquired; (v) liens on stock acquired after the date of the Indenture by the Company or a Restricted Subsidiary if the aggregate cost thereof does not exceed 15% of Consolidated Net Tangible Assets; (vi) liens securing indebtedness of a successor corporation to the Company to the extent permitted by the Indenture; (vii) liens securing indebtedness of a Restricted Subsidiary outstanding at the time it became a Restricted Subsidiary; (viii) liens securing indebtedness of any person outstanding at the time it is merged with or substantially all its properties are acquired by the Company or any Restricted Subsidiary; (ix) liens on property or on the outstanding shares or indebtedness of a corporation existing at the time such corporation becomes a Restricted Subsidiary; (x) liens created, incurred or assumed in connection with an industrial revenue bond, pollution control bond or similar financing arrangement between the Company or any Restricted Subsidiary and any Federal, state or municipal government or other governmental body or agency; (xi) extensions, renewals or replacements of the foregoing permitted liens to the extent of the original amounts thereof; (xii) liens in connection with government and certain other contracts; (xiii) certain liens in connection with taxes or legal proceedings; (xiv) certain other liens not related to the borrowing of money; and (xv) liens in connection with Sale and Lease-Back Transactions as described under "Limitations on Sale and Lease-Back". (Section 10.05).

     In addition, the Company and its Restricted Subsidiaries may have Secured Debt not otherwise permitted without equally and ratably securing the outstanding Debt Securities if the sum of (a) the amount of such Secured Debt plus (b) the aggregate value of Sale and Lease-Back Transactions (subject to certain exceptions) described below, does not exceed 15% of Consolidated Net Tangible Assets. (Section 10.05).

     Limitations on Sale and Lease-Back. The Company and its Restricted Subsidiaries are prohibited from engaging in Sale and Lease-Back Transactions unless (a) the Company or its Restricted Subsidiaries would be entitled to incur Secured Debt equal to the amount realizable upon such sale or transfer secured by a mortgage on the property to be leased without equally and ratably securing the outstanding Debt Securities; or (b) an amount equal to the greater of net proceeds of the sale or fair value of the property sold (subject to certain limitations contained in the Indenture) as determined by the Board of Directors is applied within 180 days of any such transaction (i) to the retirement (other than a mandatory retirement) of Consolidated Funded Debt or indebtedness of the Company or a Restricted Subsidiary that was Funded Debt at the time it was created (other than Consolidated Funded Debt or indebtedness owned by the Company or any Restricted Subsidiary) or (ii) to the purchase of other Principal Property having a value at least equal to the greater of such amounts; or (c) the Sale and Lease-Back Transaction involved was an industrial revenue bond, pollution control bond or similar financing arrangement between the Company or any Restricted Subsidiary and any Federal, state, municipal government or other governmental body or agency. (Section 10.06).

     Certain Limitations on Merger of the Company. The Company may consolidate with or merge into any other corporation, or convey or transfer its properties and assets substantially as an entirety to any other Person, provided that (i) the corporation formed by such consolidation or into which the Company is merged or which acquires such assets, is organized under the laws of the United States, any State thereof or the District of Columbia and expressly assumes in a supplemental indenture the Company's obligations on the Debt Securities and under the Indenture, (ii) after giving effect to such transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing and (iii) certain other conditions are met. (Section 8.01). If, upon any consolidation or merger of the Company with or into any other corporation or upon any conveyance or transfer of its properties and assets substantially as an entirety to any other Person, any Principal Property of the Company or a Restricted Subsidiary would thereupon become subject to any mortgage, security interest, pledge, lien or encumbrance not otherwise permitted under the Indenture, the Company will, prior to such transaction, secure the outstanding Debt Securities, equally and ratably with any other indebtedness of the Company then entitled to be so secured, by a direct lien on such Principal Property and certain other properties. (Section 8.03). The successor corporation formed by any consolidation or merger, or any conveyance or transfer of the properties and assets of the Company substantially as an entirety, shall succeed to and be substituted for the Company under the Indenture and thereafter the Company shall be relieved of all obligations and covenants under the Indenture, the Debt Securities and any coupons. (Section 8.02).

DEFEASANCE AND COVENANT DEFEASANCE

     Defeasance. The Indenture provides as to any series of Debt Securities to which the provisions described in this paragraph are made applicable, that the Company will be discharged from any and all obligations in respect of the Debt Securities of such series (except for certain obligations to register the transfer and exchange of such Debt Securities, to replace mutilated, destroyed, lost or stolen Debt Securities, to compensate, reimburse and indemnify the Trustee, to maintain an office or agency with respect to the Debt Securities and to hold moneys for payment in trust) upon irrevocable deposit with the Trustee, in trust, of money or U.S. government securities (as described in the Indenture) or a combination thereof, which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay (without reinvestment) and discharge (i) the principal of (and premium, if any) and each installment of principal of (and premium, if any) and interest, if any, on such Debt Securities on the Stated Maturity of such principal or installment of principal or interest, if any, and (ii) any mandatory sinking fund payments or analogous payments applicable to Debt Securities of such series on the day on which such payments are due and payable in accordance with the terms of the Indenture and such Debt Securities. Such a trust may only be established if, among other things, the Company has delivered to the Trustee an Opinion of Counsel (as specified in the Indenture) to the effect that the holders of such Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred. Such opinion must refer to or be based upon a ruling of the Internal Revenue Service or a change in applicable Federal income tax law occurring after the date of the Indenture. In the event of any such deposit and discharge, the holders of such Debt Securities would thereafter be entitled to look only to such trust fund for payment of principal of (and premium, if any) and interest, if any, on the Debt Securities. (Section 4.03).

     Covenant Defeasance. The Indenture provides, as to any series of Debt Securities to which the provisions described in this paragraph are made applicable, that (i) the Company may omit to comply with the covenants contained in Sections 10.05 (Limitations on Liens), 10.06 (Limitations on Sale and Lease-
Back) and 10.07 (Limitations on Change in Subsidiary Status) of the Indenture and (ii) such noncompliance shall not be deemed to be an Event of Default under the Indenture and the Debt Securities upon irrevocable deposit with the Trustee, in trust, of money or U.S. government securities (as described in the Indenture) or a combination thereof, which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay (without reinvestment) and discharge (x) the principal of (and premium, if any) and each installment of principal of (and premium, if any) and interest, if any, on such Debt Securities on the Stated Maturity of such principal or installment of principal or interest, if any, and (y) any mandatory sinking fund payments or analogous payments applicable to Debt Securities of such series on the day on which such payments are due and payable in accordance with the terms of the Indenture and such Debt Securities. Such a trust may be established only if, among other things, the Company has delivered to the Trustee an Opinion of Counsel (as specified in the Indenture) to the effect that the holders of such Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. The obligations of the Company under the Indenture and Debt Securities other than with respect to the covenants referred to above and the Events of Default other than the Event of Default referred to above shall remain in full force and effect. (Section 10.09).

     The Prospectus Supplement will state if any defeasance provision will apply to the Debt Securities.

MODIFICATION OF INDENTURE AND WAIVER OF CERTAIN COVENANTS

     With the consent of the holders of at least a majority in principal amount of the outstanding Debt Securities of each series affected, the Trustee and the Company may execute a supplemental indenture to change the Indenture or modify the rights of the holders of Debt Securities of any such series, but, without the consent of the holder of each outstanding Debt Security so affected, a supplemental indenture may not, among other things, (i) change (except as otherwise provided with respect to Debt Securities of any series) the

Stated Maturity of principal or interest, if any, on any Debt Security, or reduce the principal amount thereof or the rate of interest, if any, thereon or any premium payable on redemption, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon a declaration of acceleration of Maturity pursuant to the Indenture, or change the Currency in which any Debt Security (or the premium, if any) or the interest, if any, thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption or repayment, on or after the Redemption Date or Repayment Date), or (ii) reduce the aforesaid percentage of holders of Debt Securities of such series whose consent shall be required to authorize any such supplemental indenture or to waive certain provisions of the Indenture. (Section 9.02).

     The holders of a majority in principal amount of the Debt Securities of any series at the time outstanding may waive compliance by the Company with certain covenants in the Indenture with respect to Debt Securities of such series. (Section 10.08).

     The Indenture provides that in determining whether the holders of the requisite principal amount of the Debt Securities of a series then outstanding have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of holders of Debt Securities, (i) the principal amount of an Original Issue Discount Security that will be deemed to be outstanding will be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the Maturity thereof, (ii) the principal amount of a Security denominated in one or more Foreign Currencies shall be deemed to be the Dollar equivalent, determined on the date of original issuance of such Security, of the principal amount thereof (or, in the case of an Original Issue Discount Security or Indexed Security, the Dollar equivalent on the original issuance date of such Security of the principal amount determined as provided in (i) above or (iii) below), (iii) the principal amount of any Indexed Security that will be deemed outstanding will be equal to the principal face amount of such Indexed Security at original issuance unless otherwise provided with respect to such Security pursuant to the Indenture, and (iv) Securities owned by the Company or any other obligor upon the Securities or any Affiliate of the Company or of such obligor will be disregarded and deemed not to be outstanding. (Section 1.01).

     The Indenture contains provisions for convening meetings of the holders of Debt Securities of a series if Debt Securities of that series are issuable as Bearer Securities. (Section 13.01). A meeting may be called at any time by the Trustee for such Debt Securities, and also, upon request, by the Company or the holders of at least 10% in principal amount of the outstanding Debt Securities of such series, in any such case upon notice given as provided in the Indenture. (Section 13.02). Except for any consent that must be given by the holder of each Debt Security affected thereby, as described above, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding Debt Securities of that series; provided, however, that any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage in principal amount of Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the holders of not less than a specified percentage, which is greater than a majority, in principal amount of the outstanding Debt Securities of a series, the persons holding or representing such specified percentage in principal amount of the Debt Securities of such series will constitute a quorum. (Section 13.04).

DEFAULTS AND CERTAIN RIGHTS ON DEFAULT

     An Event of Default with respect to any series of Debt Securities is defined as being any of the following events: default for 30 days in payment of any interest on the Debt Securities of such series; default in payment

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

of principal of (and premium, if any, on) the Debt Securities of such series at Maturity; default for 90 days after notice in performance of any other covenant in the Indenture; certain events of bankruptcy, insolvency, receivership or reorganization relating to the Company; or any other Event of Default provided with respect to Debt Securities of that series. An Event of Default with respect to Debt Securities of a particular series does not necessarily constitute an Event of Default with respect to any other series. The Company will be required to deliver to the Trustee annually a written statement as to the fulfillment of its obligations under the Indenture. In case an Event of Default should occur and be continuing with respect to any series of Debt Securities, the Trustee or the holders of not less than 25% in principal amount of the Debt Securities of such series then outstanding may declare the principal of all the Debt Securities of such series to be immediately due and payable. Such declaration may, under certain circumstances, be rescinded by the holders of a majority in principal amount of the Debt Securities of such series at the time outstanding. (Sections 5.01, 5.02 and 10.04).

     Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee shall be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of Debt Securities, unless such holders of Debt Securities shall have offered to the Trustee security or indemnity. Subject to such provisions for indemnification and certain limitations contained in the Indenture, the holders of a majority in principal amount of the Debt Securities of any series at the time outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to Debt Securities of such series. The holders of a majority in principal amount of the Debt Securities of any series at the time outstanding may, in certain cases, waive any past default with respect to Debt Securities of such series except a default (i) in payment of principal of, or premium, if any, or interest on any of the Debt Securities of such series or (ii) in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each Debt Security of such series affected. (Sections 5.12, 5.13 and 6.03).

GOVERNING LAW

     The Indenture and the Debt Securities and any coupons appertaining thereto will be governed by and construed in accordance with the laws of the State of New York. (Section 1.12).

CONCERNING THE TRUSTEE

     The Trustee is one of a number of banks with which the Company maintains ordinary banking relationships and with which the Company maintains credit facilities.

                              PLAN OF DISTRIBUTION

     The Company may sell the Debt Securities: (i) through one or more underwriters or dealers; (ii) directly to a limited number of purchasers or a single purchaser; (iii) through one or more agents; or (iv) through a combination of such methods of sale. The Prospectus Supplement relating to the Offered Debt Securities will set forth the terms of the offering, including the name or names of any underwriters or dealers and the respective amounts of the Offered Debt Securities underwritten or purchased by each of them, the purchase price of the Offered Debt Securities and the proceeds to the Company from such sale, any underwriting discounts, commissions and other items constituting underwriters' compensation from the Company, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the Offered Debt Securities may be listed.

     If underwriters are used in the sale, the Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of the sale. The Debt Securities may be offered to the public through underwriting syndicates represented by managing underwriters or directly by underwriters. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase the Offered Debt Securities will be subject to certain conditions precedent, and the underwriters will

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

be obligated to purchase all the Offered Debt Securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If agents are used in the sale, the Prospectus Supplement will set forth the name of any agent involved in the offer or sale of the Offered Debt Securities in respect of which the Prospectus Supplement is delivered as well as any commissions payable by the Company to such agent. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     If so indicated in the Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers by certain specified investors to purchase Offered Debt Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts and the date or dates in the future for delivery of the Offered Debt Securities pursuant to such contracts.

     In connection with an offering of Debt Securities, the underwriters or agents, as the case may be, may purchase and sell the Debt Securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Debt Securities; and syndicate short positions involve the sale by underwriters or agents, as the case may be, of a greater number of Debt Securities than they are required to purchase from the Company in the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Debt Securities sold in the offering for their account may be reclaimed by the syndicate if such Debt Securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Debt Securities, which may be higher than the price that might otherwise prevail in the open market. Underwriters or agents are not required to engage in these activities, and may end any of these activities at any time.

     Subject to certain conditions, the Company may agree to indemnify underwriters, dealers, agents or purchasers and their controlling persons against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which such persons may be required to make in respect thereof. Such persons may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

                                    EXPERTS

     The consolidated financial statements as of September 30, 1997 and 1996 and for each of the three years in the period ended September 30, 1997 and the related financial statement schedule incorporated by reference in this Prospectus from the Company's Annual Report on Form 10-K for the year ended September 30, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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

                                 LEGAL MATTERS

     The legality of the Debt Securities offered hereby has been passed upon for the Company by Chadbourne & Parke LLP, 30 Rockefeller Plaza, New York, New York 10112, and, if the Debt Securities are distributed in an underwritten offering, will be passed upon for the underwriters by Dewey Ballantine LLP, 1301 Avenue of the Americas, New York, New York 10019-6092.
                            ------------------------

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS OR, WITH RESPECT TO ANY OFFERED DEBT SECURITIES, IN THE RELATED PROSPECTUS SUPPLEMENT, IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND ANY RELATED PROSPECTUS SUPPLEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER OR AGENT. THIS PROSPECTUS AND ANY RELATED PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY RELATED PROSPECTUS SUPPLEMENT, NOR ANY SALE MADE HEREUNDER OR THEREUNDER, SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

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